Exhibit 99.1

July 10, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Citycon Oyj. for the Second Quarter of 2014

Below please find an announcement from Citycon Oyj. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 42.2% ownership), whose shares are publicly-traded on the Helsinki Stock Exchange, regarding it second quarter financial results, as published on July 10, 2014 in Finland.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Citycon in Brief

Citycon is an owner, developer and manager of urban grocery-anchored shopping centres in the Nordic and Baltic region, managing assets that total approximately EUR 3.3 billion and with market capitalisation of EUR 1.4 billion. Citycon is the No. 1 shopping centre owner in Finland and Estonia and among the market leaders in Sweden. Citycon has also established footholds in Lithuania and Denmark.

Citycon is seeking growth both through operational improvement, extensions and (re)developments of its existing shopping centres as well as selective shopping centre acquisitions. The largest and well-established shopping centres represent the core of the company’s portfolio, and joint venture partners may be selected as co-owners to these centres.

At the end of June 2014, Citycon owned 36 shopping centres and 33 other retail properties. Of the shopping centres owned by the company, 21 are located in Finland, 10 in Sweden, including Kista Galleria, 4 in the Baltic region and 1 in Denmark.

Citycon has investment-grade credit ratings from Standard & Poor’s (BBB-) and Moody’s (Baa3). Citycon Oyj’s share is listed in Nasdaq OMX Helsinki.

Contents

Summary of the Second Quarter of 2014 Compared with the Previous Quarter

Summary of January–June 2014 Compared with the Corresponding Period of 2013

Main Events January–June 2014

CEO’s Comment

Events after the Reporting Period

Outlook

Business Environment

Changes in the Property Portfolio

Leasing Activity

Financing

Financial Performance

Statement of Financial Position

Cash Flow Statement

Financial Performance of Business Units

Finland

Sweden

Baltic Countries and New Business

Environmental Responsibility

Risks and Uncertainties

General Meetings

Shares and Shareholders

EPRA Performance Measures

Interim Condensed Consolidated Financial Statements 1 January–30 June 2014, IFRS

Notes to Interim Condensed Consolidated Financial Statements

Auditor’s Report

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	1

Citycon Oyj’s Interim Report for 1 January–30 June 2014

Summary of the Second Quarter of 2014 Compared with the Previous Quarter

•	Turnover increased to EUR 61.9 million (Q1/2014: EUR 61.3 million) mainly due to higher maintenance rents and turnover based rents.

•	Net rental income increased by EUR 2.7 million, or 6.7%, to EUR 43.4 million (EUR 40.7 million), mainly as a result of lower property operating expenses reflecting normal seasonal variations as well as higher turnover.

•	EPRA Operating profit increased by EUR 2.5 million, or 7.0%, to EUR 38.6 million (EUR 36.1 million), mainly due to higher net rental income.

•	EPRA Earnings increased to EUR 24.0 million (EUR 22.3 million) mainly due to higher EPRA Operating profit. EPRA Earnings per share (basic) increased to EUR 0.052 (EUR 0.050) despite the higher number of shares resulting from the directed share issue in June 2014.

•	The fair value change in investment properties was EUR 1.4 million (EUR 11.9 million), and the fair value of investment properties totalled EUR 2,741.5 million (EUR 2,744.3 million). The weighted average net yield requirement for investment properties remained at 6.2% (6.2%).

Summary of January–June 2014 Compared with the Corresponding Period of 2013

•	Turnover decreased to EUR 123.2 million (Q1–Q2/2013: EUR 124.5 million) mainly due to divestments and a weaker Swedish krona.

•	Net rental income increased by EUR 1.1 million, or 1.3%, to EUR 84.0 million (EUR 83.0 million) mainly due to strict operating expenses management supported by mild winter conditions. Net rental income of like-for-like properties increased by EUR 2.4 million, or 3.6%, excluding the impact of the weaker Swedish krona, while the completion of (re)development projects increased net rental income by EUR 1.2 million.

•	Earnings per share were EUR 0.10 (EUR 0.07). The increase was mainly resulting from higher operating profit, higher share of profit of joint ventures and lower financial expenses. Financial expenses include EUR 13.8 million of non-recurring costs related to the loan prepayments with proceeds from the share issue.

•	EPRA Earnings increased by EUR 5.8 million, or 14.4% mainly as a result of higher net rental income and lower financing and administrative expenses. EPRA Earnings per share (basic) was EUR 0.102 (EUR 0.098).

•	Net cash from operating activities per share increased to EUR 0.06 (EUR 0.00).

Key figures

				Q1–Q2/	Q1–Q2/	Change-
IFRS based key figures	Q2/2014	Q2/2013	Q1/2014	2014	2013	% 1)	2013
Turnover, EUR million	61.9	61.6	61.3	123.2	124.5	-1.1	248.6
Net rental income, EUR million	43.4	42.7	40.7	84.0	83.0	1.3	168.9
Profit/loss attributable to parent company shareholders, EUR million	13.1	1.7	33.6	46.6	27.8	67.7	93.1
Earnings per share (basic), EUR 2)	0.03	0.00	0.08	0.10	0.07	52.4	0.22
Net cash from operating activities per share, EUR 3)	0.00	-0.05	0.06	0.06	0.00	—	0.14
Fair value of investment properties, EUR million	2,741.5	2,711.3	2,744.3	2,741.5	2,711.3	1.1	2 733.5
Equity ratio, %	49.7	42.7	44.2	49.7	42.7	16.3	45.3
Loan to Value (LTV), % 4)	39.8	51.3	50.3	39.8	51.3		49.3

				Q1–Q2/	Q1–Q2/	Change-
EPRA based key figures	Q2/2014	Q2/2013	Q1/2014	2014	2013	% 1)	2013
EPRA Operating profit, EUR million	38.6	37.8	36.1	74.7	73.2	2.1	149.1
% of turnover	62.4	61.2	58.9	60.7	58.8	—	60.0
EPRA Earnings, EUR million	24.0	20.8	22.3	46.3	40.4	14.4	86.7
EPRA Earnings per share (basic), EUR 2)	0.052	0.047	0.050	0.102	0.098	4.0	0.203
EPRA Cost Ratio (including direct vacancy costs) (%) 5)	19.1	21.0	24.1	21.6	23.7	-8.7	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (%) 5)	17.1	18.6	21.6	19.3	20.7	-6.9	20.0
EPRA NAV per share, EUR	2.99	2.99	3.03	2.99	2.99	0.3	3.10
EPRA NNNAV per share, EUR	2.72	2.77	2.74	2.72	2.77	-2.0	2.90

1)	Change-% is calculated from exact figures and refers to the change between 2014 and 2013.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue to be executed in July 2014.
3)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison periods.
4)	Citycon changed the reporting of LTV in the period by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.
5)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the comparison periods.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	2

Main Events January–June 2014

•	In June, Citycon’s Board of Directors decided on a directed share issue and a consecutive rights issue, whereby the company would raise approximately EUR 400 million of new capital. The directed share issue of EUR 206.4 million to CPP Investment Board European Holdings S.àr.l. (“CPPIBEH”) was executed on 9 June. The subscription period for the rights issue of EUR 196.5 million was 17 June until 2 July. More information on the transaction is available in sections “Events after the Reporting Period”, “Financing”, “Shares and Shareholders” and in the stock exchange releases issued 13 May, 9 June and 8 July.

•	Jurn Hoeksema started as Citycon’s Chief Operating Officer and a member of the Corporate Management Committee as from 1 June. Jurn Hoeksema did not have any shareholdings in Citycon at the end of the reporting period. Harri Holmström, previous Chief Operating Officer, started in a new role as Citycon’s Chief Commercial Officer and continues as a member of the Corporate Management Committee.

CEO’s Comment

Comments from Citycon Oyj’s Chief Executive Officer Marcel Kokkeel on the reporting period:

The performance in the first half of 2014 has been solid with like-for-like net rental income growth of 3.6% and occupancy rate increasing slightly to 95.7%. We consider this to be a good achievement in light of the prevailing market conditions. We have managed to keep a strict cost control on both operating and administrative expenses, which is key, as the performance of the Finnish market continues to be challenging.

During the quarter we announced a transaction that would strengthen our balance sheet by raising approximately EUR 400 million in new capital through two consecutive share issuances. Through the directed share issuance to CPPIBEH, we received another globally recognised real estate investor as one of Citycon’s strategic shareholders. The directed issue was followed by a rights issue that was completed successfully just after the close of the quarter. EUR 300 million of the additional equity will be used to delever the company’s balance sheet and bring the LTV down to approximately 40%. The overall arrangement strengthens Citycon’s credit profile and both Standard & Poor’s and Moody’s have put Citycon’s corporate credit rating on review for upgrade. Additionally Citycon will continue to recycle capital accretively by selling non-core properties and pursuing selected acquisitions and (re)development projects of grocery-anchored shopping centres in dense urban locations in the Nordic and Baltic regions. We are very pleased with the trust that our shareholders have shown in the company through this transaction, and would like to thank them all for their support.

Events after the Reporting Period

All offered shares 74,166,052 were subscribed for in the rights issue ongoing at the period-end and which ended on 2 July. Pursuant to its underwriting commitment, Gazit-Globe Ltd. subscribed for 1,956,885 shares, representing approximately 2.64% of the shares offered, as a consequence of which the rights issue was fully subscribed for. The underwriting commitment by CPPIBEH was not used. The gross proceeds raised by Citycon in the rights issue were approximately EUR 196.5 million. The subscribed shares represent approximately 12.5% of the total shares and voting rights in the company after the rights issue. The new shares were entered in the Finnish Trade Register on 9 July and public trading in the new shares commence on or around 10 July. The subscription price was recognised under the invested unrestricted equity fund. Following the rights issue the total number of shares outstanding in the company is 593,328,419 as of 9 July.

On 8 July Standard & Poor’s Rating Services upgraded Citycon’s investment grade long-term corporate credit rating to BBB. The outlook is stable. The previous rating was BBB- (stable outlook).

Outlook

The company specified its guidance regarding EPRA Earnings and EPRA EPS (basic) on 8 July following the completion of the directed share issue and rights issue in June-July. Otherwise, the outlook has remained unchanged.

In 2014, Citycon expects its turnover to change by EUR -1 to 7 million compared with the previous year. The company expects its EPRA Operating profit to change by EUR -2 to 6 million and its EPRA Earnings to change by EUR 7 to 15 million (Q1/2014: EUR 2 to 10 million) from the previous year. The company forecasts an EPRA EPS (basic) of EUR 0.175–0.195 (Q1/2014: EUR 0.20–0.22).

These estimates are based on the existing property portfolio as well as on the prevailing level of inflation, the euro-krona exchange rate, and current interest rates. Properties taken offline for planned (re)development projects reduce net rental income during the year.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	3

Business Environment

The economic outlook in Citycon’s operating countries show a mixed picture. The European Commission forecasts Euro area GDP growth to reach 1.2% in 2014 with Sweden (2.8%), Estonia (1.9%), Lithuania (3.3%) and Denmark (1.5%) coming in ahead of this. The GDP growth for Finland (forecast 0.2%) is, however, expected to remain modest or negative for a third year in a row and is dependent on both the recovery of the European export markets as well as domestic demand. During the first half of the year 2014, consumer confidence levels have stayed stable in Citycon’s operating countries. The consumer confidence levels in the Nordics remain positive, while Estonia and Lithuania still struggle with negative consumer confidence. The negative consumer confidence in the Euro area has continued to recover. The unemployment rates are substantially below the Euro area average (11.7%) in all countries except for Lithuania. (Source: Eurostat) Consumer prices have remained fairly stable or increased slightly in Finland, Estonia and Denmark as well as the Euro area. Sweden and Lithuania are, however, facing negative inflation. (Sources: Statistics Finland/Sweden/Estonia/Lithuania / Denmark)

Retail sales growth for the first five months of 2014 has been strong in Estonia (6.0%), Lithuania (4.8%) and Sweden (3.3%), but negative in Finland (-0.2%) and Denmark (-0.4%). (Sources: Statistics Finland/Sweden/Estonia/Lithuania/ Denmark) Year-on-year prime shopping centre rents remained stable in Finland, while increasing 1.5% in Sweden. Aside from rent indexations in Q1, prime rental rates in Estonia have stabilised. In Finland the softening outlook for retail sales limits the rental growth potential going forward and in Estonia the rental growth is expected to be almost flat in 2014. In Sweden prime retail rents are forecasted to increase by 2.0–2.5% as retail sales growth improves. (Source: JLL)

Investment activity has increased both in Finland and Sweden. The demand for core assets remains strong and accordingly prime shopping centre yields have remained stable. In Finland the positive trend seen during past quarters has continued and investment volume in H1/2014 exceeds the figures in H1/2013. In Sweden the transaction volume for Q2/2014 increased by approximately 490% compared to the previous quarter. In Estonia the investment market remained active, while recording two larger retail transactions in Q2. Prime shopping centre yields have dropped to 7.3% and are expected to remain stable in 2014. (Source: JLL)

The figures shown below are for the period January–June, and the figures in brackets are the reference figures for the corresponding period in 2013, unless otherwise indicated.

Changes in the Property Portfolio

At the end of June, the fair value of Citycon’s property portfolio totalled EUR 2,741.5 million (31 December 2013: EUR 2,733.5 million), of which 62% (61%) comes from properties in Finland, 26% (26%) from Sweden and 13% (13%) from Baltic Countries and New Business. Of the fair value of the total property portfolio 92% (92%) comes from shopping centres and 8% (8%) from other retail properties.

Citycon has defined other retail properties (supermarkets and shops) as non-core properties and announced its intention to divest these properties within the next few years, after the completion of value enhancing activities.

Property summary

	30 June 2014			31 December 2013
	No. of properties	Fair value, EUR million	Portfolio, %	No. of properties	Fair value, EUR million		Portfolio, %
Shopping centres	21	1,486.2	54	22	1,468.4		54
Other retail properties	31	203.4	7	33	202.8	1)	7

Finland, total	52	1,689.6	62	55	1,671.2		61

Shopping centres 2)	9	681.7	25	9	700.3		26
Other retail properties	2	19.3	1	2	19.8		1

Sweden, total	11	701.0	26	11	720.1		26

Shopping centres	5	350.9	13	5	342.2		13

Baltic Countries and New Business, total	5	350.9	13	5	342.2		13

Shopping centres, total	35	2,518.8	92	36	2,510.8		92
Other retail properties, total	33	222.7	8	35	222.7		8

Citycon, total	68	2,741.5	100	71	2,733.5		100

1)	Fair value does not include one property held for sale.
2)	Excludes Kista Galleria.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	4

The fair value change of investment properties amounted to EUR 13.4 million (EUR 15.1 million). The company recorded a total value increase of EUR 35.4 million (EUR 32.2 million) and a total value decrease of EUR 22.0 million (EUR 17.1 million). Fair value gain of the shopping centres was EUR 14.7 million and the fair value loss of the supermarket and shop properties was EUR 1.3 million.

Fair value changes

				Q1–Q2/	Q1–Q2/	Change-
EUR million	Q2/2014	Q2/2013	Q1/2014	2014	2013	%	2013
Finland	-4.0	2.6	5.7	1.7	10.9	-84.3	2.3
Sweden	0.2	-0.9	2.9	3.1	1.8	71.8	8.1
Baltic Countries and New Business	5.2	1.7	3.3	8.5	2.4	254.4	15.8
Shopping centres, total	1.3	-0.6	13.4	14.7	12.2	20.1	25.2
Other retail properties, total	0.1	3.9	-1.5	-1.3	2.9	-145.5	0.9

Citycon, total	1.4	3.3	11.9	13.4	15.1	-11.5	26.1

On 30 June 2014, the average net yield requirement defined by JLL for Citycon’s entire property portfolio was 6.2% (31 December 2013: 6.3%). The average net yield requirement for properties in Finland, Sweden and the Baltic Countries and New Business was 6.2%, 5.9% and 7.3% respectively. The weighted average market rent used for the valuation rose to EUR 25.4/sq.m. (31 December 2013: EUR 25.3/sq.m.). (cf. Note 6: Investment Property). JLL’s Valuation Statement for the period-end can be found on the corporate website at www.citycon.com/valuation.

Citycon’s gross capital expenditure (including acquisitions) for the period totalled EUR 45.3 million (EUR 180.3 million). Gross capital expenditure in the corresponding period includes acquisition of Kista Galleria (Q1/2013).

Capital expenditure

EUR million	Q1–Q2/2014	Q1–Q2/2013
Acquisitions of properties	0.0	1.8
Acquisitions of and investments in joint ventures	13.2	147.2
Property development	30.9	31.1
Other investments	1.3	0.2

Total capital expenditure incl. acquisitions	45.3	180.3

Capital expenditure by segment
Finland	30.3	29.6
Sweden	13.6	145.7
Baltic Countries and New Business	0.2	4.9
Group administration	1.2	0.2

Total capital expenditure incl. acquisitions	45.3	180.3

Divestments 1)	3.7	33.3

1)	Excluding divestments transferred into ‘Investment properties held for sale’ -category

Acquisitions and divestments

During the reporting period, Citycon divested three properties as shown in the table below.

In addition, on 30 June Citycon sold Espagalleria Oy to Mutual Pension Insurance Company Ilmarinen and terminated the asset management agreement regarding shopping centre Galleria Esplanad.

Citycon has agreed on the sale of 2 non-core properties and 2 residential portfolios for a total value of approximately EUR 25 million. These transactions are expected to close in 2014–2015.

Since the publication of its strategy update in July 2011, the company has divested 17 non-core properties and 3 residential portfolios for a total value of approximately EUR 87 million.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	5

Acquisitions and divestments Q1–Q2/2014

				Gross leasable	Price,
		Location	Date	area, sq.m.	EUR million
Divestments
Koskikara	Shopping centre	Valkeakoski, Finland	31 January	5,800	2.6
Säkylän Liiketalo	Retail property	Säkylä, Finland	30 January	1,200	0.3
Lauttasaaren Liikekeskus	Retail property	Helsinki, Finland	28 February	1,500	2.8

Divestments, total				8,500	5.7

(Re)development projects

At the end of the period, the company had 2 major (re)development projects underway: the Iso Omena extension and (re)development project in Espoo, and the IsoKristiina extension and (re)development project in Lappeenranta.

The estimated investment for the Iso Omena extension project, including partial (re)development of the existing shopping centre, will total approximately EUR 175 million. The first phase of the project, covering a EUR 120 million investment, will be carried out in a 50/50 partnership with NCC Property Development Oy. The amount of preleased space in the area of the extension stood at approximately 40% at the end of the reporting period.

The total investment for the IsoKristiina extension and (re)development project is estimated to be approximately EUR 110 million. Mutual Pension Insurance Company Ilmarinen owns 50% of the shopping centre, and will provide its 50% share of the project financing. The amount of preleased space in the area of the extension stood at approximately 70% at the end of the reporting period.

During the quarter, the company also started a second (re)development project in Kista Galleria which includes a facelift and extension of the food court and North Entrance.

Further information on the company’s completed, ongoing and planned (re)developments can be found on pages 71–73 of the Annual Report for 2013.

(Re)development projects completed in 2014 and in progress on 30 June 2014

			Citycon’s (expected)	Actual gross
		Area before and	gross investment	investments by
		after project	need,	30 June 2014,
	Location	completion, sq.m.	EUR million	EUR million	Completion
Kista Galleria	Stockholm, Sweden	94,600 /95,100	6.0	1.2	Q4/2015
Stenungs Torg	Gothenburg area, Sweden	36,400 /41,400	18.0	4.1	Q3/2015
Kista Galleria	Stockholm, Sweden	94,200 /94,600	5.0	3.6	Q3/2014
Iso Omena	Helsinki area, Finland	63,300 /90,000	88.0	22.2	Q3/2016
IsoKristiina	Lappeenranta, Finland	22,400 /34,000	55.0	26.1	Q4/2015

Leasing Activity

The economic occupancy rate for Citycon’s portfolio totalled 95.7% (94.8%). The increase in the occupancy rate was due to decreased vacancies in the shopping centre and supermarket and shop portfolio as well as due to successful disposal of non-core properties. The economic occupancy rate for shopping centres was 96.2% (95.8%) and for supermarkets and shops 92.4% (88.3%).

The leasable area decreased by 3.0% to 953,290 square metres. The decrease in the leasable area was due to divestments. At the period-end, Citycon had a total of 3,223 (3,689) leases. The average remaining length of the lease portfolio decreased to 3.4 (3.6) years.

The average rent increased from EUR 21.5/sq.m. to EUR 21.7/sq.m. mainly due to index increments and divestments.

The rolling twelve-month occupancy cost ratio for like-for-like shopping centre properties was 8.7%.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	6

Lease portfolio summary

				Q1–Q2/	Q1–Q2/	Change-
	Q2/2014	Q2/2013	Q1/2014	2014	2013	%	2013
Number of properties at the end of the period	68	75	68	68	75	-9.3	71
Gross leasable area, sq.m.	953,290	982,970	953,390	953,290	982,970	-3.0	961,790
Annualised potential rental value, EUR million 1)	246.5	249.5	247.3	246.5	249.5	-1.2	246.1
Average rent (EUR/sq.m.)	21.7	21.5	21.7	21.7	21.5	0.9	21.5
Number of leases started during the period	128	125	144	272	292	-6.8	611
Total area of leases started, sq.m. 2)	29,705	35,423	30,696	60,401	70,810	-14.7	150,013
Average rent of leases started (EUR/sq.m.) 2)	20.0	19.1	18.9	19.5	19.9	-2.0	18.8
Number of leases ended during the period	132	200	204	336	450	-25.3	1,117
Total area of leases ended, sq.m. 2)	31,061	46,057	37,282	68,343	101,208	-32.5	186,567
Average rent of leases ended (EUR/sq.m.) 2)	20.2	17.3	22.5	21.4	18.0	18.9	18.6
Occupancy rate at end of the period (economic), %	95.7	94.8	95.5	95.7	94.8	—	95.7
Average remaining length of lease portfolio at the end of the period, years	3.4	3.6	3.4	3.4	3.6	-5.6	3.5
Net rental yield, % 3)	6.4	6.4	6.4	6.4	6.4	—	6.4
Net rental yield, like-for-like properties, %	6.2	6.1	6.2	6.2	6.1	—	6.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Includes the value of unused building rights.

Tenants’ sales and footfall in Citycon’s shopping centres

During the period, total sales in Citycon’s shopping centres remained the same while footfall decreased by -2%, year-on-year. The decrease in footfall derived mainly from ongoing (re)developments. Like-for-like (LFL) shopping centre sales decreased by -1% and footfall remained the same.

Shopping centre sales and footfall 1)

Year-on-year, %	Sales	Sales, LFL	Footfall	Footfall, LFL
Finland	-4	-2	-5	-2
Sweden	2	2	2	3
Batlic Countries and New Business	13	11	1	4

Shopping centres, total	0	-1	-2	0

1)	Sales and footfall figures include estimates.

Financing

During the first half of 2014, Citycon continued strengthening its financing position. In June, Citycon’s Board of Directors decided on a directed share issue and a consecutive rights issue, whereby the company would raise approximately EUR 400 million of new capital. The directed share issue of EUR 206.4 million to CPPIBEH was executed on 9 June. The subscription period for the rights issue of EUR 196.5 million was from 17 June until 2 July. Please see sections “Events after the Reporting Period” and “Shares and Shareholders” for further details on the share issuances.

The proceeds of the share issuances will be used to make approximately EUR 300 million of debt repayments and the remaining EUR 100 million for select acquisitions and (re)developments. The equity transactions strengthen Citycon’s credit profile and both Standard & Poor’s and Moody’s have placed Citycon’s investment-grade corporate credit ratings (BBB- and Baa3, respectively) under review for upgrade.

Following the directed share issue in June, debt prepayments of approximately EUR 200 million, including break costs of interest rate swaps, were made and as a result, the balance sheet strengthened clearly as measured by the LTV. In July when the rights issue is completed, approximately EUR 100 million will be used for further debt prepayments.

Net financial expenses for January-June decreased by EUR 17.9 million compared to the corresponding period last year to EUR 41.6 million (EUR 59.5 million). Financial expenses decreased as a result of a lower amount of debt, lower non-recurring financial expenses, weaker SEK and a lower average interest rate. The financial expenses for the period include EUR 13.2 million non-recurring indirect financial expenses related to unwinding of interest rate swaps (includes also the impact of swap unwinding in relation to the approximately EUR 100 million debt prepayment that will take place during Q3/2014) as well as EUR 0.6 million of direct non-recurring expenses related to the write-off of unamortised arrangement fees of the prepaid debt.

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Citycon uses interest rate swaps to hedge the floating interest rate risk exposure and applies hedge accounting when marking these swaps to market in the balance sheet. Changes in fair values are reported under other comprehensive income, taking the tax effect into account. Due to mark to market valuation, the swap unwinding has no major impact on equity nor total comprehensive income, as the unwinding loss is largely offset by a gain under other comprehensive income.

The proceeds of the directed share issue were used to prepay existing bank loans and the related interest rate swaps were unwound. The realised losses were booked from other comprehensive income/loss to financial expenses, taking the tax effect into account. In July Citycon will prepay an additional approximately EUR 100 million of bank loans and the related interest rate swaps will be unwound. The negative market value of these interest rate swaps were booked in indirect financial expenses in this quarter. The debt prepayments and the unwinding of related swaps will reduce Citycon’s future interest expenses and increase headroom under the interest cover ratio covenant.

Interest-bearing debt showed a year-on-year decrease of EUR 245.2 million to EUR 1,301.2 million. The fair value of interest-bearing debt decreased year-on-year by EUR 247.3 million to EUR 1,308.6 million. Cash and cash equivalents increased year-on-year by EUR 65.1 million to EUR 138.9 million as part of the proceeds from the rights issue already have been credited on an escrow account. These funds were, however, not yet at Citycon’s disposal and were thereby not included in the available liquidity. The average loan maturity, weighted for the amount of the loans’ principal was 3.8 years. Due to the prepayment of debt with shorter maturities it stayed at the same level as in previous quarter.

The period-end weighted average interest rate, including interest rate swaps was 3.98% and decreased compared to previous quarter as a result of the loan prepayments and swap unwindings. The rate also decreased compared to last year.

As a result of the high interest fixing ratio the year-to-date weighted average interest rate for interest-bearing debt, including interest rate swaps, remained relatively stable at 4.07%.

Key financing figures

	30 June	30 June	31 March	31 December
	2014	2013	2014	2013
Interest bearing debt, carrying value, EUR million	1,301.2	1,546.4	1,483.4	1,462.4
Interest bearing debt, fair value, EUR million	1,308.6	1,555.9	1,491.8	1,471.3
Net interest bearing debt, fair value, EUR million	1,169.7	1,482.1	1,474.8	1,433.3
Cash, EUR million	138.9	73.8	17.0	38.0
Available liquidity, EUR million	419.9	453.8	414.2	435.4
Average loan maturity, years	3.8	4.4	3.8	4.1
Average interest-rate fixing period, years	3.7	4.2	3.6	3.9
Interest rate hedging ratio, %	85.7	90.2	82.1	83.4
Weighted average interest rate, incl. interest rate swaps, %	3.98	4.09	4.03	4.12
Year-to-date weighted average interest rate, incl. interest rate swaps, %	4.07	4.14	4.08	4.06
Loan to Value (LTV), %	39.8	51.3	50.3	52.1
Equity ratio (financial covenant > 32.5), %	49.3	44.0	44.1	45.2
Interest cover ratio (financial covenant > 1.8), x	2.6	2.2	2.5	2.4

Financial Performance

Turnover

Citycon’s turnover came to EUR 123.2 million (EUR 124.5 million). Turnover decreased by EUR 1.4 million, or 1.1%, with divestments reducing the turnover by EUR 2.6 million and the weaker Swedish krona by EUR 1.5 million. Like-for-like gross rental income grew by EUR 2.3 million, or 2.4%.

Property operating expenses

Property operating expenses decreased by EUR 2.5 million, i.e. 6.0% from EUR 41.0 million to EUR 38.5 million. Like-for-like property operating expenses decreased by EUR 0.6 million, mainly due to lower heating and electricity expenses resulting mainly from favourable weather conditions in the first half year (cf. Note 4: Property Operating Expenses).

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	8

Other expenses from leasing operations

Other expenses from leasing operations, consisting of tenant improvements and credit losses, totalled EUR 0.6 million (EUR 0.5 million). The increase was mainly attributable to higher credit losses.

Net rental income

Citycon’s net rental income was EUR 84.0 million (EUR 83.0 million). Net rental income increased by EUR 1.1 million or 1.3%. Like-for-like net rental income grew by EUR 2.4 million, or 3.6%. Like-for-like net rental income in shopping centres increased by 3.4% and in supermarkets and shops by 4.5%. Larger shopping centres, such as Iso Omena and Jakobsbergs Centrum contributed to the positive development in like-for-like net rental income of shopping centres. (Re)development projects such as Rocca al Mare and Kristiine in Estonia increased net rental income by EUR 1.2 million while divestments reduced net rental income by EUR 1.4 million.

The following table shows like-for-like net rental income growth by segment. Like-for-like properties are properties held by Citycon throughout two full preceding periods, excluding properties under (re)development or extension and undeveloped lots. 73.1% of like-for-like properties are located in Finland, measured in net rental income.

Net rental income and turnover by segment and property portfolio

Net rental income						Turnover
			Baltic
			Countries and
EUR million	Finland	Sweden	New Business	Other	Total	Total
Q1–Q2/2012	47.3	18.6	11.4	0.0	77.3	116.2
Acquisitions	0.7	—	0.7	—	1.4	2.7
(Re)development projects	0.6	0.1	0.5	—	1.2	1.8
Divestments	0.0	-0.5	—	—	-0.5	-1.3
Like-for-like properties	1.8	1.1	0.0	—	2.9	3.8
Other (incl. exchange rate diff.)	0.0	0.8	0.0	0.0	0.8	1.3
Q1–Q2/2013	50.3	20.1	12.7	0.0	83.0	124.5
Acquisitions	—	—	-0.1	—	-0.1	-0.1
(Re)development projects	-0.5	0.3	1.3	—	1.2	0.9
Divestments	-1.0	-0.4	—	—	-1.4	-2.6
Like-for-like properties	1.6	0.6	0.1	—	2.4	2.0
Other (incl. exchange rate diff.)	—	-1.0	0.0	—	-1.0	-1.5
Q1–Q2/2014	50.4	19.7	14.0	—	84.0	123.2

Administrative expenses

Administrative expenses totalled EUR 10.2 million (EUR 10.5 million). This represented a reduction of EUR 0.3 million, or 2.4%, mainly resulting from lower personnel related expenses.

At the end of June, Citycon Group employed a total of 142 (127) persons, of whom 92 worked in Finland, 39 in Sweden, 10 in the Baltic countries and 1 in the Netherlands.

Net gains/losses on fair value and sale of investment properties

Net fair value gains on investment properties totalled EUR 13.4 million (EUR 15.1 million). Net gains on the sale of investment properties totalled EUR 0.0 million (loss on sale of EUR 0.8 million).

Operating profit

Operating profit came to EUR 88.0 million (EUR 87.5 million), being higher than in the corresponding period previous year due to an increase in net rental income and lower administrative expenses.

Net financial expenses

Net financial expenses for January-June decreased by EUR 17.9 million compared to the corresponding period last year to EUR 41.6 million (EUR 59.5 million). Financial expenses decreased both as a result of a lower amount of debt and a lower average interest rate. In addition, losses from the unwinding of interest rate swaps related to the prepayment of loans were lower than in the corresponding period.

Share of profit of joint ventures

The share of profit of joint ventures totalled EUR 8.6 million (EUR 2.4 million). The growth came mainly from the positive fair value change of the Kista Galleria shopping centre.

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Income taxes

Current tax expense for the period was EUR 0.3 million (EUR 0.4 million). Change in deferred taxes amounted to

EUR -2.4 million (EUR 0.8 million). The change resulted mainly from a deferred tax liability booked related to the changes in the fair value of Finnish properties and a deferred tax asset related to the one-off losses from the loan prepayments.

Profit for the period

Profit for the period came to EUR 52.3 million (EUR 30.7 million). In addition to slightly higher operating profit, the profit for the period was increased by lower financial expenses and a higher share of profit of joint ventures.

Statement of Financial Position

Investment properties

The fair value of investment properties increased by EUR 8.0 million to EUR 2,741.5 million from the end of 2013 (31 December 2013: EUR 2,733.5 million) due to gross capital expenditure of EUR 30.9 million, offset by divestments totalling EUR 3.7 million and transfers of certain residential units in Sweden and Finland into the ‘Investment Property Held for Sale’ -category, amounting to EUR 7.7 million. In addition, net fair value gains on investment properties increased the value of investment properties by EUR 13.4 million. Exchange rate changes decreased the fair value of investments properties by EUR 24.9 million.

Shareholders’ equity

At the period-end, the shareholders’ equity attributable to parent company’s shareholders was EUR 1,477.3 million (EUR 1,225.8 million). This figure increased from the end of 2013 (31 December 2013: EUR 1,289.6 million) by EUR 187.6 million, mainly due to directed share issue, the net proceeds of which amounted to EUR 205.5 million in addition to the profit of EUR 46.6 million for the reporting period attributable to parent company shareholders. On the other hand, the shareholders’ equity was decreased by the dividend payments and equity returns of EUR 66.2 million. Citycon applies hedge accounting, which means that fair value changes of applicable interest derivatives are recorded under Other Items of Comprehensive Income, which affects shareholders’ equity. A gain on the fair value of interest derivatives of EUR 8.8 million was recorded for the period, taking into account their tax effect (a gain of EUR 36.4 million) (cf. Note 10: Derivative Contracts).

Due to the aforementioned items and the increased amount of shares resulting from the directed share issue, equity per share decreased to EUR 2.85 (31 December 2013: EUR 2.92). The equity ratio increased to 49.7% (31 December 2013: 45.3%). The company’s equity ratio, as defined in the loan agreement covenants, increased to 49.3% (31 December 2013: 45.2%).

Liabilities

Liabilities totalled EUR 1,566.2 million (EUR 1,711.1 million), with short-term liabilities accounting for EUR 325.5 million (EUR 150.4 million). Short-term liabilities included proceeds from the right issue received by the end of June 2014. The proceeds have been credited on an escrow account and are not at Citycon’s disposal until the rights issue has been finalised. Interest-bearing debt showed a year-on-year decrease of EUR 245.2 million to EUR 1,301.2 million. The fair value of interest-bearing debt decreased year-on-year by EUR 247.3 million to EUR 1,308.6 million.

Cash Flow Statement

Net cash from operating activities totalled EUR 27.6 million (EUR 0.9 million) in the reporting period. Net cash used in investing activities totalled EUR 38.8 million (net cash used in investing activities EUR 151.1 million). Capital expenditure related to investment properties, shares in joint ventures and tangible and intangible assets totalled EUR 45.2 million (EUR 181.6 million). Negative cash flow from investing activities was partly offset by sales of investment properties totalling EUR 6.4 million (EUR 32.2 million). Net cash from financing activities was EUR 112.5 million (net cash from financing activities EUR 173.0 million).

Citycon changed the reporting of cash flow statement in the period by transferring the realised exchange rate gains and losses from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to the comparison period.

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Financial Performance of Business Units

Citycon’s business operations are divided into 3 business units: Finland, Sweden and Baltic Countries and New Business. The business units are further subdivided into clusters. The Finnish unit is composed of 4 clusters, the Swedish unit of 3 and Baltic Countries and New Business unit of 1 cluster.

Finland

Citycon’s net rental income from Finnish operations during the period totalled EUR 50.4 million (EUR 50.3 million). Net rental income grew by EUR 0.1 million or 0.2%, mainly thanks to like-for-like properties, which increased net rental income in Finland by EUR 1.6 million, or 3.3%. Growth was a result of good performance of both the shopping centres and supermarket and shop properties. Divestments and (re)development projects reduced net rental income by EUR 1.5 million. The business unit accounted for 60.0% (60.6%) of Citycon’s total net rental income. Net rental yield was 6.3% (6.3%).

At period-end, the Finnish property portfolio accounted for a total leasable area of 563,190 square metres (586,170 sq.m.). The leasable area decreased due to property divestments. The annualised potential rental value decreased to EUR 151.4 million, due to divestment of two non-core shopping centres and four supermarket- and shop properties.

Lease agreements started during the period applied to a GLA of 44,614 square metres (53,281 sq.m.) and the ended lease agreements applied to 54,554 square metres (65,776 sq.m.). The average rent for new lease agreements was lower than the average rent for the ended leases, mainly due to new leases concerning large retail units while the ended leases consisted of smaller retail units. Also leases were renewed at lower levels. The average rent rose from EUR 22.2/sq.m. to EUR 22.7/sq.m., mainly thanks to index increments. The economic occupancy rate increased to 94.9% (94.5%) mostly due to decreased vacancy in supermarkets and shops. In shopping centres, the economic occupancy rate was 95.5% (95.4%) and the average rent increased from EUR 25.6/sq.m. to EUR 26.3/sq.m.

Key figures, Finland

				Q1–Q2/	Q1–Q2/	Change-
	Q2/2014	Q2/2013	Q1/2014	2014	2013	%	2013
Number of properties at the end of the period	52	58	52	52	58	-10.3	55
Gross leasable area, sq.m.	563,190	586,170	563,390	563,190	586,170	-3.9	571,890
Annualised potential rental value, EUR million 1)	151.4	153.5	151.8	151.4	153.5	-1.4	150.5
Average rent (EUR/sq.m.)	22.7	22.2	22.7	22.7	22.2	2.3	22.4
Number of leases started during the period	99	81	88	187	186	0.5	390
Total area of leases started, sq.m. 2)	25,488	26,567	19,127	44,614	53,281	-16.3	110,292
Average rent of leases started (EUR/sq.m.) 2)	19.3	18.6	18.2	18.8	19.6	-4.1	18.8
Number of leases ended during the period	89	132	156	245	233	5.2	498
Total area of leases ended, sq.m. 2)	26,713	28,482	27,842	54,554	65,776	-17.1	133,770
Average rent of leases ended (EUR/sq.m.) 2)	19.9	18.3	23.1	21.5	18.5	16.2	19.0
Occupancy rate at end of the period (economic), %	94.9	94.5	94.7	94.9	94.5	—	95.1
Average remaining length of lease portfolio at the end of the period, years	3.7	4.0	3.7	3.7	4.0	-7.5	3.9
Gross rental income, EUR million 3)	35.6	36.0	35.7	71.2	72.5	-1.7	144.4
Turnover, EUR million	37.3	37.4	37.2	74.4	75.4	-1.2	150.4
Net rental income, EUR million	26.0	26.1	24.4	50.4	50.3	0.2	103.5
Net rental yield, % 4)	6.3	6.3	6.4	6.3	6.3	—	6.4
Net rental yield, like-for-like properties, %	6.4	6.3	6.4	6.4	6.3	—	6.3
Fair value of investment properties, EUR million	1,689.6	1,670.7	1,684.3	1,689.6	1,670.7	1.1	1,671.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	11

Sweden

The company’s net rental income from Swedish operations decreased by EUR 0.4 million or 2.0% to EUR 19.7 million (EUR 20.1 million). Excluding the impact of the weakened Swedish krona, net rental income from the Swedish operations increased by EUR 0.6 million compared to corresponding period in 2013. Net rental income from like-for-like properties grew by EUR 0.6 million, or 3.9%, mainly thanks to improved net rental income from Liljeholmstorget Galleria and Jakobsbergs Centrum. On the other hand, divestments reduced net rental income by EUR 0.4 million. The business unit accounted for 23.4% (24.2%) of Citycon’s total net rental income. Net rental yield was 5.6% (5.7%).

At period-end, the Swedish property portfolio accounted for a total leasable area of 254,600 square metres (266,200 sq.m.). The leasable area decreased due to the divestment of one residential portfolio and one supermarket and shop property. The annualised potential rental value decreased to EUR 62.1 million due to the weakened Swedish krona and property divestments.

Lease agreements started during the period applied to a GLA of 12,879 square metres (8,482 sq.m.) and ended lease agreements applied to 10,453 square metres (21,773 sq.m.). The average rent level for new lease agreements was higher than the average rent level for ended lease agreements due to new retail leases in shopping centre properties. Also leases renewed at higher rent contributed to the increase.

The average rent decreased to EUR 20.4/sq.m. due to the weakened Swedish krona. The economic occupancy rate increased to 95.6% (93.3%), due to improved occupancy rate in Shopping Centres and as well as due to the divestment of one almost fully vacant supermarket and shop property.

Key figures, Sweden

				Q1–Q2/	Q1–Q2/	Change-
	Q2/2014	Q2/2013	Q1/2014	2014	2013	%	2013
Number of properties at the end of the period	11	12	11	11	12	-8.3	11
Gross leasable area, sq.m.	254,600	266,200	254,500	254,600	266,200	-4.4	254,500
Annualised potential rental value, EUR million 1)	62.1	65.1	61.9	62.1	65.1	-4.6	63.5
Average rent (EUR/sq.m.)	20.4	20.7	20.2	20.4	20.7	-1.4	20.8
Number of leases started during the period	19	25	42	61	69	-11.6	133
Total area of leases started, sq.m. 2)	3,256	3,695	9,623	12,879	8,482	51.8	16,780
Average rent of leases started (EUR/sq.m.) 2)	19.9	19.7	20.0	20.0	21.4	-6.5	21.3
Number of leases ended during the period	28	58	34	62	158	-60.8	529
Total area of leases ended, sq.m. 2)	3,096	12,744	7,358	10,453	21,773	-52.0	34,597
Average rent of leases ended (EUR/sq.m.) 2)	16.5	13.6	19.3	18.5	16.1	14.9	16.6
Occupancy rate at end of the period (economic), %	95.6	93.3	95.3	95.6	93.3	—	95.1
Average remaining length of lease portfolio at the end of the period, years	2.9	2.8	3.0	2.9	2.8	3.6	2.8
Gross rental income, EUR million 3)	14.8	15.2	14.2	29.0	30.7	-5.6	60.5
Turnover, EUR million	15.4	15.8	14.8	30.2	32.1	-5.7	63.3
Net rental income, EUR million	10.4	10.4	9.2	19.7	20.1	-2.0	39.7
Net rental yield, % 4)	5.6	5.7	5.6	5.6	5.7	—	5.6
Net rental yield, like-for-like properties, %	5.5	5.6	5.5	5.5	5.6	—	5.5
Fair value of investment properties, EUR million	701.0	717.3	714.5	701.0	717.3	-2.3	720.1

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.
3)	Citycon made an adjustment to its accounting policy related to parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison figures.
4)	Includes the value of unused building rights.

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Baltic Countries and New Business

Net rental income from the Baltic Countries and New Business operations increased by EUR 1.3 million, or 10.4%, to EUR 14.0 million (EUR 12.7 million), mainly due to completions of the (re)development projects in Rocca al Mare and Kristiine shopping centres. The business unit accounted for 16.6% (15.2%) of Citycon’s total net rental income. Net rental yield was 8.2% (8.5%). The decrease in net rental yield was due to increased tenant fit-out projects in two properties during 2013 while the fair values of these properties increased.

At the period-end, the property portfolio in Baltic Counties and New Business accounted for a total gross leasable area of 135,500 square metres (130,600 sq.m.). The annualised potential rental value increased to EUR 33.0 million, mainly due to the completion of the Rocca al Mare tenant fit-out project in the third quarter of 2013 and index increments in the first quarter of 2014. The average rent increased to EUR 20.4/sq.m., mostly due to indexation.

Lease agreements started during the period applied to a GLA of 2,909 square metres (9,047 sq.m.) and ended lease agreements applied to 3,336 square metres (13,659 sq.m.). The average rent level for new lease agreements was lower than average rent for the ended lease agreements, due to two non-retail lease agreements started during the first quarter of 2014 while the ended lease agreements were retail leases. The economic occupancy rate decreased to 99.3% (99.6%).

Key figures, Baltic Countries and New Business

				Q1–Q2/	Q1–Q2/	Change-
	Q2/2014	Q2/2013	Q1/2014	2014	2013	%	2013
Number of properties at the end of the period	5	5	5	5	5	—	5
Gross leasable area, sq.m.	135,500	130,600	135,500	135,500	130,600	3.8	135,400
Annualised potential rental value, EUR million 1)	33.0	30.9	33.6	33.0	30.9	6.8	32.1
Average rent (EUR/sq.m.)	20.4	20.2	20.7	20.4	20.2	1.0	19.8
Number of leases started during the period	10	19	14	24	37	-35.1	88
Total area of leases started, sq.m. 2)	962	5,161	1,947	2,909	9,047	-67.9	22,941
Average rent of leases started (EUR/sq.m.) 2)	41.2	21.2	21.0	27.7	20.6	34.5	16.7
Number of leases ended during the period	15	10	14	29	59	-50.8	90
Total area of leases ended, sq.m. 2)	1,252	4,831	2,083	3,336	13,659	-75.6	18,200
Average rent of leases ended (EUR/sq.m.) 2)	34.6	21.0	25.7	29.1	18.5	57.3	19.0
Occupancy rate at end of the period (economic), %	99.3	99.6	99.6	99.3	99.6	—	99.7
Average remaining length of lease portfolio at the end of the period, years	3.1	3.4	3.2	3.1	3.4	-8.8	3.3
Gross rental income, EUR million	8.2	7.3	8.2	16.4	14.9	9.8	30.4
Turnover, EUR million	9.2	8.3	9.3	18.5	17.1	8.2	34.9
Net rental income, EUR million	7.0	6.2	7.0	14.0	12.7	10.4	25.6
Net rental yield, %	8.2	8.5	8.2	8.2	8.5	—	8.2
Net rental yield, like-for-like properties, %	9.4	9.4	9.6	9.4	9.4	—	9.3
Fair value of investment properties, EUR million	350.9	323.3	345.5	350.9	323.3	8.5	342.2

1)	Annualised potential rental value for the portfolio includes annualised gross rent based on valid rent roll at the end of the period, market rent of vacant premises and rental income from turnover based contracts (estimate) and possible other rental income.
2)	Leases started and ended do not necessarily refer to the same premises.

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Environmental Responsibility

Citycon’s strategy is to be among the forerunners in sustainable shopping centre management. The location of Citycon’s shopping centres in urban environments in growing cities and directly connected to public transportation, means that they are well positioned to face the demands of sustainable development.

Citycon continuously improves the energy efficiency of its shopping centres. The objective in 2014 is to continue to invest in measures that generate savings in consumption and costs, such as renewing lighting and lighting control solutions, or the greater use of frequency transformers and control in ventilation systems. Furthermore, Citycon ensures the continuous optimisation of adjustments and temperature settings for technical systems, in order to meet consumption and cost saving targets. By the end of June 2014, the Ministry of Employment and the Economy had granted energy support for energy saving measures in eight shopping centres covering 20–25%, or EUR 1,030,000 of the investment costs.

In its sustainability reporting, Citycon applies the construction and real estate sector specific (CRESS) guidelines of the Global Reporting Initiative, as well as the guidelines published by EPRA in autumn 2011. The objectives, results and indicators for environmental responsibility are shown on pages 42 and 74–79 of the Annual and Sustainability Report 2013.

During the January–May period, electricity consumption saw a year-on-year decrease in like-for-like shopping centres in all operating countries. The decline in electricity consumption in like-for-like properties was over 6% in total. During the same time period, heating consumption in like-for-like properties decreased 15%, mainly due to the relatively warm weather in the beginning of the year.

Risks and Uncertainties

The company’s core risks and uncertainties, along with its main risk management actions and principles, are described in detail on pages 58–59 of the Annual Report 2013 and on pages 53–56 of the Financial Statements 2013.

Citycon’s Board of Directors believes there have been no material changes to the risks outlined in the Annual Report. The main risks are associated with property development projects, weaker economic development, rising operating expenses, environment and human related risks, decreasing fair values of investment properties and availability and cost of funding.

General Meetings

Annual General Meeting 2014

Citycon Oyj’s Annual General Meeting (AGM) was held in Helsinki, Finland, on 19 March 2014. The decisions made by the AGM are reported on the corporate website at www.citycon.com/agm2014. The AGM minutes are also available on this website.

Extraordinary General Meeting 2014

The Extraordinary General Meeting (EGM) of Citycon took place in Helsinki on 6 June 2014. The EGM decided to authorize the Board of Directors to decide on the issuance of shares for the purposes of the directed share issue and the rights issue and to elect Andrea Orlandi and Arnold de Haan as new Board members of the company conditional upon the completion of the directed share issue. Further, the EGM decided to authorize the Board of Directors to decide on the issuance of shares as well as the issuance of special rights giving title to shares.

The EGM decisions are further reported on the corporate website at www.citycon.com/egm2014. Also the EGM minutes are available on this website.

Shares and Shareholders

At the period-end, Citycon had a total of 7,854 (8,613) registered shareholders, of which 9 were account managers of nominee-registered shares. Nominee-registered and other international shareholders held 355.6 million (336.0 million) shares, or 68.5% (76.1%) of shares and voting rights in the company.

The company has a single series of shares, with each share entitling to one vote at general meetings of shareholders. The shares have no nominal value.

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Information on shares and share capital

	Q1–Q2/2014	Q1–Q2/2013	Change- %	2013
Share price, transactions, EUR
Low	2.46	2.12	16.0	2.12
High	2.92	2.67	9.4	2.67
Average	2.67	2.41	10.8	2.44
Latest	2.68	2.39	12.1	2.56
Market capitalisation at period-end, EUR million	1,391.36	1,054.70	47.9	1129.7
Share trading volume
Number of shares traded, million	46.4	70.6	-34.3	104.5
Value of shares traded, EUR million	123.7	170.1	-27.3	255.0
Share capital and shares
Share capital at period-start, EUR million	259.6	259.6	0.0	259.6
Share capital at period-end, EUR million	259.6	259.6	0.0	259.6
Number of shares at period-start, million	441.3	441.3	0.0	326.9
Number of shares at period-end, million	519.2	441.3	17.7	441.3

During the period, there were no changes in the company’s share capital. Following the directed share issue, the number of the company’s shares increased by 77,874,355 shares on 10 June 2014. At the period-end the total number of shares outstanding in the company was 519,162,367.

Board authorisations

At the period-end, the Board of Directors had two authorisations granted by the general meeting:

•	Board of Directors may decide on an issuance of a maximum of 10 million shares or special rights entitling to shares referred to in Chapter 10 Section 1 of the Finnish Limited Liability Companies Act, which corresponded to approximately 1.93% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2015.

•	Board of Directors may decide on the repurchase and/or on the acceptance as pledge of the company’s own shares in one or several tranches. The amount of own shares to be repurchased and/or accepted as pledge shall not exceed 20 million shares, which corresponded to approximately 3.85% of all the shares in the company at the period-end. The authorisation will be valid until the close of the next AGM, however, no longer than until 30 June 2015.

Own shares

During the reporting period, the company or its subsidiaries held no shares in the company.

Share-Related Events

Directed share issue

In June 2014, Citycon carried out a directed share issue of approximately EUR 206.4 million to CPPIBEH, pursuant to an authorisation granted by the EGM on 6 June 2014. In the share issue, 77,874,355 new shares were offered for subscription on a non-pre-emptive basis at a subscription price of EUR 2.65. The subscribed 77,874,355 million shares were entered in the Finnish Trade Register on 10 June 2014 and trading in the new shares commenced on the NASDAQ OMX Helsinki on 11 June 2014. The company’s share capital remained unaltered since the subscription price was recognised under the invested unrestricted equity fund. The directed issue shares represented approximately 15.0% of the total number of shares and voting rights in the company at the period-end. Andrea Orlandi’s and Arnold de Haan’s term as new Board members started as from the completion of the directed share issue on 10 June 2014.

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Rights issue

On 8 June 2014, Citycon’s Board of Directors decided on a share issue based on shareholders’ pre-emptive subscription right, worth approximately EUR 196.5 million, pursuant to an authorisation granted by the EGM on 6 June 2014. A total of 74,166,052 new shares were offered for subscription at a price of EUR 2.65 per share. The offered shares represented approximately 14.3% of the total shares in the company at the period-end. The rights issue was fully underwritten as a result of the subscription undertakings by the company’s largest shareholders Gazit-Globe Ltd., CPPIBEH and Ilmarinen Mutual Pension Insurance Company and the underwriting commitments by Gazit-Globe Ltd. and CPPIBEH. The subscription period began on 17 June 2014 and ended on 2 July 2014.

Flagging notices

During the period the company received two flagging notices:

•	On 13 May 2014 CPPIBEH and Canada Pension Plan Investment Board notified about a conditional change in holdings. According to the notification, CPPIBEH’s total holding would amount to 16.7% of the shares and voting rights in Citycon provided that both the directed share issue and the rights issue would be subscribed in full.

•	On 9 June 2014 of CPPIBEH and Canada Pension Plan Investment Board notified of a change in holdings. According to the notification, CPPIBEH’s holdings in Citycon represent approximately 15.0% of the total number of shares and voting rights in Citycon after the directed share issue.

More information on the flagging notices is available in the stock exchange releases published by the company on 13 May 2014 and 9 June 2014.

Shareholder agreements

Citycon reported information on an agreement between Gazit-Globe Ltd. and CPPIBEH regarding certain governance matters relating to Citycon in its stock exchange release published on 13 May 2014. According to information received by Citycon from Gazit Ltd. and CPPIBEH, the purpose of the governance agreement was to agree on a framework for certain governance mechanisms and processes that CPPIBEH and Gazit Ltd. deem would contribute to the effective governance of Citycon in the interest of all of its shareholders.

Stock options 2011

The Board of Directors of Citycon Oyj decided on 3 May 2011, by virtue of an authorisation granted by the AGM held on 13 March 2007, to issue stock options to the key personnel of the company and its subsidiaries.

The maximum total number of stock options which can be issued is 7,250,000. At the period-end the subscription ratio was 1.1765, thus, the stock options entitled their owners to subscribe for a maximum total of 8,529,625 new shares in the company or existing shares held by the company. The stock options are marked with the symbols 2011A(I), 2011A(II) and 2011A(III); 2011B(I), 2011B(II) and 2011B(III); 2011C(I), 2011C(II) and 2011C(III); and 2011D(I), 2011D(II) and 2011D(III).

Share subscription prices, ratios and distributed stock options 2011 on 30 June 2014

Option category	Subscription price, EUR 1)	Subscription ratio	Distributed options	Number of shares which can be subscribed with the distributed options
2011A–D(I)	2.8009	1.1765	2,250,000	2,647,125
2011A–D(II)	2.9199	1.1765	1,950,000	2,294,175
2011A–D(III)	2.3419	1.1765	2,025,000	2,382,412

Total			6,225,000	7,323,712

1)	Each year, the per-share dividends and equity returns, differing from the company’s normal practice, may be deducted from the share subscription price.

Share subscription period of the stock options 2011

Option category	2011A(I–III)	2011B(I–III)	2011C(I–III)	2011D(I–III)
Share subscription period begins	1 April 2012	1 April 2013	1 April 2014	1 April 2015
Share subscription period ends	31 March 2018	31 March 2018	31 March 2018	31 March 2018

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	16

As a consequence of the rights issue carried out in June-July 2014, the Board of Directors of the company has adjusted the subscription ratio and the subscription price of the 2011 stock options in accordance with the terms and conditions of the 2011 stock options. The subscription price for stock options 2011A–D(I) is adjusted to EUR 2.7820 per share. As regards stock options 2011A–D(II), the subscription price is adjusted to EUR 2.8862 per share and as regards stock options 2011A–D(III) to EUR 2.3804 per share. The subscription ratio for the 2011 stock options is adjusted to 1.3446. Due to the adjustments, the adjusted maximum total number of shares to be subscribed for based on the 2011 stock options is 9,748,350. The adjustments to the terms and conditions of the 2011 stock options due to the rights issue are effective as of 9 July 2014. The 2011 stock options did not entitle their holders to participate in the rights issue.

The stock option plan 2011 is covered in more detail in the company’s Financial Statements 2013. The terms and conditions of stock options 2011 in their entirety are available on the corporate website at www.citycon.com/options.

Helsinki, 9 July 2014

Citycon Oyj

Board of Directors

Additional information:

Marcel Kokkeel

CEO

Tel. +358 20 766 4521 or +358 40 154 6760

marcel.kokkeel@citycon.com

Eero Sihvonen

Executive Vice President and CFO

Tel. +358 20 766 4459 or +358 50 557 9137

eero.sihvonen@citycon.com

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	17

EPRA Performance Measures

EPRA (European Public Real Estate Association) is a common interest group for listed real estate companies in Europe. EPRA’s mission is to promote, develop and represent the European publicly traded real estate sector. EPRA’s objective is to strive for ‘best practices’ in accounting, financial reporting and corporate governance in order to provide high-quality information to investors and to increase the comparability of different companies. Since 2006, Citycon has been applying the best practices policy recommendations of EPRA for financial reporting. This section in Citycon’s financial results release presents the EPRA performance measures and their calculations. For more information about EPRA’s performance measures is available in Citycon’s Financial Statements 2013 under section ‘EPRA Performance Measures’.

EPRA performance measures

			Change-	Q1–Q2/	Q1–Q2/	Change-
	Q2/2014	Q2/2013%		2014	2013	%	2013
EPRA Earnings, EUR million	24.0	20.8	15.3	46.3	40.4	14.4	86.7
EPRA Earnings per share (basic), EUR 1)	0.052	0.047	10.8	0.102	0.098	4.0	0.203
EPRA Cost Ratio (including direct vacancy costs) (%) 2)	19.1	21.0	-8.9	21.6	23.7	-8.7	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (%) 2)	17.1	18.6	-8.1	19.3	20.7	-6.9	20.0
EPRA NAV per share, EUR	2.99	2.99	0.3	2.99	2.99	0.3	3.10
EPRA NNNAV per share, EUR	2.72	2.77	-2.0	2.72	2.77	-2.0	2.90
EPRA Net Initial Yield (NIY) (%)	6.2	6.2	—	6.2	6.2	—	6.2
EPRA ‘topped-up’ NIY (%)	6.3	6.2	—	6.3	6.2	—	6.3
EPRA vacancy rate (%)	4.3	5.2	—	4.3	5.2	—	4.3

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue to be executed in July 2014.
2)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change affects the calculation of EPRA Cost Ratios. The change has been applied also to the comparison periods.

The following tables present how EPRA Performance Measures are calculated.

1) EPRA Earnings

EPRA Earnings increased by EUR 5.8 million to EUR 46.3 million in the first half of 2014 from EUR 40.4 million in the corresponding period in 2013. The increase was mainly a result of EUR 4.3 million lower direct financial expenses resulting mainly from the lower amount of debt and lower average interest rate. In addition, the like-for-like net rental income developed positively and (re)development projects provided additional growth whereas direct administrative expenses decreased by EUR 0.3 million. EPRA Earnings per share (basic) came to EUR 0.102 compared to EUR 0.098 in the corresponding period in 2013, increasing despite the higher number of shares.

			Change-	Q1–Q2/	Q1–Q2/	Change-
EUR million	Q2/2014	Q2/2013%		2014	2013	%	2013
Earnings in IFRS Consolidated Statement of Comprehensive Income	13.1	1.7	—	46.6	27.8	67.7	93.1
-/+ Net fair value gains/losses on investment property	-1.4	-3.3	-56.3	-13.4	-15.1	-11.5	-26.1
-/+ Net gains/losses on sale of investment property	0.2	0.4	-40.7	0.0	0.8	-103.5	-0.8
+ Transaction costs related to investment property disposals	0.0	0.0	—	0.1	0.0	—	—
Indirect other operating income and expenses
-/+ Fair value gains/losses of financial instruments	13.2	26.8	-50.7	13.2	26.8	-50.7	27.0
-/+ Fair value gains/losses of joint ventures	-1.2	-0.9	34.0	-7.7	-0.9	—	-1.0
+/- Change in deferred taxes arising from the items above	0.1	-4.4	—	2.6	-1.0	—	-10.6
+/- Non-controlling interest arising from the items above	-0.1	0.4	—	4.7	2.0	132.7	5.1
EPRA Earnings	24.0	20.8	15.1	46.3	40.4	14.5	86.7
Issue-adjusted average number of shares, million 1)	460.7	442.7	4.1	451.8	410.6	10.0	426.8
EPRA Earnings per share (basic), EUR 1)	0.052	0.047	10.8	0.102	0.098	4.0	0.203

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue to be executed in July 2014.

The table below presents an alternative calculation of EPRA Earnings from the statement of comprehensive income from top to bottom.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	18

			Change-	Q1–Q2/	Q1–Q2/	Change-
EUR million	Q2/2014	Q2/2013%		2014	2013	%	2013
Net rental income	43.4	42.7	1.6	84.0	83.0	1.3	168.9
Direct administrative expenses	-5.1	-5.2	-1.0	-10.1	-10.4	-3.2	-20.6
Direct other operating income and expenses	0.4	0.2	60.3	0.8	0.6	42.8	0.9
EPRA operating profit	38.6	37.8	2.3	74.7	73.2	2.1	149.1
Direct net financial income and expenses	-14.7	-16.3	-9.5	-28.4	-32.7	-13.1	-63.0
Direct share of profit/loss of joint ventures	0.6	0.4	44.9	0.9	1.5	-37.2	3.1
Direct current taxes	-0.1	-0.2	-21.8	-0.3	-0.4	-19.7	-0.7
Change in direct deferred taxes	0.2	-0.4	—	0.3	-0.3	—	0.1
Direct non-controlling interest	-0.6	-0.5	15.8	-1.0	-0.9	11.6	-1.9
EPRA Earnings	24.0	20.8	15.3	46.3	40.4	14.4	86.7
EPRA Earnings per share (basic), EUR 1)	0.052	0.047	10.8	0.102	0.098	4.0	0.203

2) EPRA Cost Ratios

Citycon started to report EPRA Cost Ratios at year-end 2013. Both cost ratios improved compared to previous year. Citycon’s EPRA Cost Ratio including direct vacancy costs was 21.6% in the first half of 2014, compared with 23.7% in the same period of the previous year. The improvement in the cost ratio resulted mainly from lower property operating expenses, net service charge costs and administrative expenses. EPRA Cost Ratio excluding direct vacancy costs was 19.3% compared with 20.7% a year earlier. The improvement was mainly due to lower EPRA Cost Ratio including direct vacancy costs as well as a higher occupancy rate.

			Change-	Q1–Q2/	Q1–Q2/	Change-
EUR million	Q2/2014	Q2/2013%		2014	2013	%	2013
Include:
Administrative expenses 1)	5.1	5.1	-0.1	10.2	10.5	-2.4	20.6
Property operating expenses and other expenses from leasing operations less service charge costs 1)	13.2	13.3	-0.5	26.2	27.0	-2.9	53.0
Net service charge costs/fees 2)	3.1	3.6	-12.7	8.8	10.4	-15.2	18.2
Management fees less actual/estimated profit element	-0.4	-0.2	60.3	-0.8	-0.6	42.8	-0.9
Other operating income/recharges intended to cover costs less any related profit	-1.2	-1.1	7.7	-2.4	-2.3	4.4	-4.7
Share of joint venture expenses	2.1	2.2	-4.5	4.6	4.5	2.8	10.2
Exclude:
Ground rent costs	-0.5	-0.5	-4.3	-0.9	-0.9	-2.4	-1.8
Service charge costs recovered through rents but not separately invoiced	-10.7	-10.2	4.6	-21.1	-21.1	-0.3	-42.8
Share of joint venture investment property depreciation, ground rent costs and service charge costs recovered through rents but not separately invoiced	-0.9	-1.2	-23.3	-2.1	-2.4	-13.0	-4.6
EPRA Costs (including direct vacancy costs) (A)	10.0	11.0	-9.3	22.5	24.9	-9.7	47.3
Direct vacancy costs	-1.1	-1.3	-15.1	-2.4	-3.1	-22.0	-5.0
EPRA Costs (excluding direct vacancy costs) (B)	8.9	9.7	-8.5	20.1	21.8	-8.0	42.3
Gross rental income less ground rent costs	58.1	58.0	0.2	115.7	117.1	-1.2	233.6
Less: service fee and service charge cost components of Gross Rental Income	-10.7	-10.2	4.6	-21.1	-21.1	-0.3	-42.8
Add: share of joint ventures (Gross rental income less ground rent costs less service fees in GRI)	4.8	4.7	2.8	9.5	9.3	2.2	20.3
Gross Rental Income (C) 2)	52.2	52.4	-0.5	104.1	105.3	-1.1	211.1
EPRA Cost Ratio (including direct vacancy costs) (A/C, %)	19.1	21.0	-8.9	21.6	23.7	-8.7	22.4
EPRA Cost Ratio (excluding direct vacancy costs) (B/C, %)	17.1	18.6	-8.1	19.3	20.7	-6.9	20.0

1)	Administrative expenses are net of costs capitalised of EUR 0.9 million in the first half of 2014, EUR 0.7 million in the first half of 2013 and EUR 1.0 million in 2013. Citycon’s policy is to capitalise, for example, expenses related to property development projects and major software development projects.
2)	Citycon changed the reporting of certain parking income in the first quarter of 2014. Parking income has been previously partly reporting in service income but now all parking income has been classified as gross rental income. The change has been applied also to the 2013 comparison figures

3) EPRA NAV per Share and EPRA NNNAV per Share

EPRA NAV per share decreased by EUR 0.11 to EUR 2.99 (31 December 2013: EUR 3.10) due mainly to paid dividends and return from the invested unrestricted equity fund. EPRA NNNAV per share decreased by EUR 0.18 to EUR 2.72 (31 December 2013: EUR 2.90), due mainly to the reasons mentioned above and the increased difference between the secondary market price and fair value of bonds and capital loans.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	19

		30 June 2014			30 June 2013			31 December 2013
		Number of			Number of			Number of
		shares on the	per		shares on the	per		shares on the	per
	EUR	balance sheet	share,	EUR	balance sheet	share,	EUR	balance sheet	share,
	million	date (1,000)	EUR	million	date (1,000)	EUR	million	date (1,000)	EUR
Equity attributable to parent company shareholders	1,477.3	519,162	2.85	1,225.8	441,288	2.78	1,289.6	441,288	2.92
Deferred taxes from the difference of fair value and fiscal value of investment properties	60.5	519,162	0.12	69.1	441,288	0.16	55.9	441,288	0.13
Fair value of financial instruments	16.2	519,162	0.03	22.5	441,288	0.05	22.8	441,288	0.05
Net asset value (EPRA NAV)	1,554.0	519,162	2.99	1,317.4	441,288	2.99	1,368.3	441,288	3.10
Deferred taxes from the difference of fair value and fiscal value of investment properties	-60.5	519,162	-0.12	-69.1	441,288	-0.16	-55.9	441,288	-0.13
The difference between the secondary market price and fair value of bonds and capital loans 1)	-66.6	519,162	-0.13	-1.8	441,288	0.00	-9.6	441,288	-0.02
Fair value of financial instruments	-16.2	519,162	-0.03	-22.5	441,288	-0.05	-22.8	441,288	-0.05
EPRA NNNAV	1,410.7	519,162	2.72	1,224.0	441,288	2.77	1,280.0	441,288	2.90

1)	Secondary market price

When calculating the EPRA NNNAV in accordance with EPRA’s recommendations, the shareholders’ equity is adjusted using EPRA’s guidelines so that bonds and capital loans are valued based on secondary market prices. In accordance with Citycon’s accounting policies, the carrying amount and fair value of bonds and capital loans are different from this secondary market price. Due to this, in the calculation of this key figure the bond 1/2009, bond 1/2012 and bond 1/2013 have been valued using the price derived from the secondary market on the balance sheet date. The secondary market price for the bond 1/2009 was 101.83% (104.74%) and for bond 1/2012 108.14% (105.37%) and for bond 1/2013 109.49% (98.60%) as of 30 June 2014. The convertible capital loan 1/2006 was matured and repaid in August 2013, and its secondary market price on 30 June 2013 was 100.68%. The difference between the secondary market price and the fair value of the bonds and capital loans was EUR -66.6 million (EUR -1.8 million) as of 30 June 2014.

4) EPRA Net Initial Yield (NIY) (%) and EPRA ‘Topped-Up’ NIY (%)

EPRA initial yield remained the same as in the comparison period and Epra ‘topped-up’ NIY improved due to an increase in lease incentives. However, EPRA NIY and EPRA ‘topped up’ NIY at the end of the second quarter of 2013 and 2014 are not fully comparable due to changes in the completed property portfolio (such as property acquisitions, disposals and started and completed (re)development projects).

EUR million	30 June 2014	30 June 2013	31 December 2013
Fair value of investment properties determined by the external appraiser	2,736.2	2,709.4	2,729.6
Less (re)development properties, lots, unused building right and properties which valuation is based on the value of the building right	-141.5	-240.6	-136.4
Completed property portfolio	2,594.7	2,468.8	2,593.2
Plus the estimated purchasers’ transaction costs	58.8	57.8	58.6
Gross value of completed property portfolio (A)	2,653.5	2,526.5	2,651.8
Annualised gross rents for completed property portfolio	227.4	218.6	226.3
Property portfolio’s operating expenses	-62.4	-62.7	-60.9
Annualised net rents (B)	165.0	155.9	165.4
Plus the notional rent expiration of rent free periods or other lease incentives	2.6	1.5	2.4
Topped-up annualised net rents (C)	167.6	157.4	167.8
EPRA Net Initial Yield (NIY) (%) (B/A)	6.2	6.2	6.2
EPRA ‘topped-up’ NIY (%) (C/A)	6.3	6.2	6.3

5) EPRA Vacancy Rate (%)

EPRA vacancy rate at the end of the second quarter improved mainly due to divestments and decreased vacancy in the supermarket and shops portfolio.

EUR million	30 June 2014	30 June 2013	31 December 2013
Annualised potential rental value of vacant premises	10.1	12.4	10.2
./. Annualised potential rental value for the whole portfolio	235.8	240.2	237.6
EPRA vacancy rate (%)	4.3	5.2	4.3

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	20

Interim Condensed Consolidated Financial Statements 1 January–30 June 2014

Condensed Consolidated Statement of Comprehensive Income, IFRS

EUR million	Note	Q2/2014	Q2/2013	Change- %	Q1–Q2/ 2014	Q1–Q2/ 2013	Change- %	2013
Gross rental income 1)		58.5	58.5	0.1	116.6	118.1	-1.2	235.4
Service charge income 1)		3.3	3.2	4.8	6.6	6.5	1.6	13.2
Turnover	3	61.9	61.6	0.4	123.2	124.5	-1.1	248.6
Property operating expenses	4	18.1	18.8	-3.4	38.5	41.0	-6.0	78.4
Other expenses from leasing operations		0.3	0.2	107.9	0.6	0.5	28.1	1.3
Net rental income		43.4	42.7	1.6	84.0	83.0	1.3	168.9
Administrative expenses		5.1	5.1	-0.1	10.2	10.5	-2.4	20.6
Other operating income and expenses		0.4	0.2	60.3	0.8	0.6	42.8	0.9
Net fair value gains/losses on investment property		1.4	3.3	-56.3	13.4	15.1	-11.5	26.1
Net losses/gains on sale of investment property		-0.2	-0.4	-40.7	0.0	-0.8	—	0.8
Operating profit		39.8	40.7	-2.2	88.0	87.5	0.6	176.0
Net financial income and expenses		-28.0	-43.1	-35.1	-41.6	-59.5	-30.1	-90.1
Share of profit/loss of joint ventures		1.8	1.3	37.4	8.6	2.4	260.4	4.1
Profit/loss before taxes		13.7	-1.1	—	55.0	30.3	81.3	90.1
Current taxes		-0.1	-0.2	-21.8	-0.3	-0.4	-19.7	-0.7
Change in deferred taxes		0.0	3.9	-98.8	-2.4	0.8	—	10.7
Profit/loss for the period		13.6	2.7	409.9	52.3	30.7	70.3	100.0
Profit/loss attributable to
Parent company shareholders		13.1	1.7	—	46.6	27.8	67.7	93.1
Non-controlling interest		0.5	0.9	-48.1	5.7	2.9	95.6	6.9
Earnings per share attributable to parent company shareholders 2)
Earnings per share (basic), EUR	5	0.03	0.00	—	0.10	0.07	52.4	0.22
Earnings per share (diluted), EUR	5	0.03	0.00	—	0.10	0.07	50.0	0.22
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net losses/gains on cash flow hedges		12.0	37.4	-68.0	11.0	47.6	-76.9	49.4
Income taxes relating to cash flow hedges		-2.4	-8.8	-72.9	-2.2	-11.2	-80.5	-12.8
Share of other comprehensive income of joint ventures		-1.1	1.1	—	-2.2	0.9	—	0.3
Exchange losses/gains on translating foreign operations		-3.7	-5.8	-36.2	-5.2	-2.6	102,3	-3.8
Net other comprehensive income to be reclassified to profit or loss in subsequent periods		4.8	23.9	-79.9	1.4	34.7	-96.0	33.1
Other comprehensive income for the period, net of tax		4.8	23.9	-79.9	1.4	34.7	-96.0	33.1

Total comprehensive profit/loss for the period		18.4	26.5	-30.6	53.7	65.5	-17.9	133.2

Total comprehensive profit/loss attributable to
Parent company shareholders		18.0	25.7	-30.0	48.2	62.7	-23.1	126.4
Non-controlling interest		0.3	0.8	-58.2	5.6	2.8	98.7	6.8

1)	Citycon made an adjustment to its reporting of parking income during the year 2014. Previously Citycon reported parking income within service charge income, but starting from current year part of gross rental income. The change has been applied also to the 2013 comparison periods.
2)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue to be executed in July 2014.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	21

Condensed Consolidated Statement of Financial Position, IFRS

EUR million	Note	30 June 2014	30 June 2013	31 December 2013
Assets
Non-current assets
Investment properties	6	2,741.5	2,711.3	2,733.5
Investments in joint ventures		169.5	150.4	153.1
Intangible assets and property, plant and equipment		3.8	2.8	2.9
Deferred tax assets		8.7	14.7	9.1

Total non-current assets		2,923.5	2,879.2	2,898.6

Investment properties held for sale	7	7.7	6.6	2.3
Current assets
Derivative financial instruments	9, 10	5.7	3.3	2.4
Trade and other receivables		24.3	21.0	34.0
Cash and cash equivalents 1)	8	138.9	73.8	38.0

Total current assets		168.8	98.2	74.5

Total assets		3,100.0	2,983.9	2,975.4

Liabilities and shareholders’ Equity
Equity attributable to parent company shareholders
Share capital		259.6	259.6	259.6
Share premium fund		131.1	131.1	131.1
Fair value reserve		-16.2	-22.5	-22.8
Invested unrestricted equity fund	11	645.6	493.0	493.0
Retained earnings	11	457.2	364.5	428.7

Total equity attributable to parent company shareholders		1,477.3	1,225.8	1,289.6

Non-controlling interest		56.5	47.0	51.0

Total shareholders’ equity		1,533.8	1,272.8	1,340.6

Long-term liabilities
Loans	12	1,155.5	1,458.1	1,317.5
Derivative financial instruments and other non-interest bearing liabilities	9, 10	23.3	31.2	27.9
Deferred tax liabilities		62.0	71.5	57.7

Total long-term liabilities		1,240.7	1,560.8	1,403.1

Short-term liabilities
Loans	12	145.7	88.3	144.9
Derivate financial instruments	9, 10	0.8	2.4	5.2
Trade and other payables 1)		179.0	59.6	81.5

Total short-term liabilities		325.5	150.4	231.6

Total liabilities		1,566.2	1,711.1	1,634.7

Total liabilities and shareholders’ equity		3,100.0	2,983.9	2,975.4

1)	Cash and cash equivalents and trade and other payables include the proceeds from the rights issue received by the end of June but which have not yet been released to the company.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	22

Condensed Consolidated Cash Flow Statement, IFRS

EUR million	Note	Q1–Q2/2014	Q1–Q2/2013	2013
Cash flow from operating activities
Profit before taxes		55.0	30.3	90.1
Adjustments		20.3	43.5	60.1
Cash flow before change in working capital		75.3	73.8	150.2
Change in working capital		-0.1	-9.5	-4.5
Cash generated from operations 1)		75.1	64.3	145.6
Paid interest and other financial charges		-46.9	-62.7	-87.0
Interest income and other financial income received		0.1	0.1	0.2
Taxes paid/received		-0.7	-0.9	-0.7
Net cash from operating activities 1)		27.6	0.9	58.1
Cash flow from investing activities
Acquisition of subsidiaries, less cash acquired	6.7	—	-1.7	-2.0
Capital expenditure on investment properties, investments in joint ventures, intangible assets and PP&E	6.7	-45.2	-181.6	-226.6
Sale of investment properties	6.7	6.4	32.2	60.2
Net cash used in/from investing activities		-38.8	-151.1	-168.4
Cash flow from financing activities
Proceeds from rights and share issue		205.5	196.2	196.0
Proceeds from short-term loans	12	247.0	88.6	96.7
Repayments of short-term loans	12	-78.6	-109.0	-228.9
Proceeds from long-term loans	12	—	607.9	612.4
Repayments of long-term loans	12	-204.2	-552.6	-527.7
Dividends and return from the invested unrestricted equity fund	11	-66.2	-49.3	-49.0
Realized exchange rate losses 1)		9.0	-8.7	-1.5
Net cash from/used in financing activities 1)		112.5	173.0	97.9
Net change in cash and cash equivalents		101.4	22.7	-12.3
Cash and cash equivalents at period-start	8	38.0	51.0	51.0
Effects of exchange rate changes		-0.5	0.1	-0.6
Cash and cash equivalents at period-end	8	138.9	73.8	38.0

1)	Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	23

Condensed Consolidated Statement of Changes in Shareholders’ Equity, IFRS

	Equity attributable to parent company shareholders						Equity
							attributable
							to parent		Share-
	Share	Share premium	Fair value	Invested un-restricted	Translation	Retained	company share-	Non- controlling	holders’ equity,
EUR million	capital	fund	reserve	equity fund	reserve	earnings	holders	interest	total
Balance at 1 January 2013	259.6	131.1	-59.8	333.0	-5.5	357.3	1,015.7	44.2	1,059.9

Total comprehensive profit/loss for the period			37.3		-2.5	27.8	62.7	2.8	65.5
Share issues				200.2			200.2		200.2
Arrangement fee for share issues				-4.2			-4.2		-4.2
Dividends and return from the invested unrestricted equity fund (Note 11)				-36.0		-13.1	-49.0		-49.0
Share-based payments						0.5	0.5		0.5

Balance at 30 June 2013	259.6	131.1	-22.5	493.0	-8.0	372.5	1,225.8	47.0	1,272.8

Balance at 1 January 2014	259.6	131.1	-22.8	493.0	-9.2	437.9	1,289.6	51.0	1,340.6

Total comprehensive profit/loss for the period			6.6		-5.1	46.6	48.2	5.6	53.7
Share issues				206.4			206.4		206.4
Arrangement fee for share issues				-0.8			-0.8		-0.8
Dividends and return from the invested unrestricted equity fund (Note 11)				-53.0		-13.2	-66.2		-66.2
Share-based payments						0.2	0.2		0.2

Balance at 30 June 2014	259.6	131.1	-16.2	645.6	-14.3	471.4	1,477.3	56.5	1,533.8

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	24

Notes to the Interim Condensed Consolidated Financial Statements

1. Basic Company Data

Citycon is a real estate company specialised in retail premises. Citycon operates in the business units Finland, Sweden and the Baltic Countries and New Business. Citycon is a Finnish public limited liability company established under the Finnish law and domiciled in Helsinki. The Board of Directors has approved the interim financial statements on 9 July 2014.

2. Basis of Preparation and Accounting Policies

Citycon prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). The interim financial statements for the six month period ended on 30 June 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting. The figures are unaudited.

Citycon has not adopted IFRIC 21 Levies interpretation (effective on 1 January 2014). The EU approved the interpretation in June 2014 to be applied latest in the financial year starting on or after 17 June 2014. Citycon has decided to apply the interpretation as of 1 January 2015. The interpretation may change the way the company reports property taxes in the interim reports.

Citycon changed the reporting of cash flows in the first quarter of 2014. Realised exchange rate gains and losses have been moved from net cash flow from operating activities to net cash flow from financing activities. The change has been applied also to comparison figures.

Additional information on the accounting policies are available in Citycon’s Financial Statements 2013 under the Notes to the Consolidated Financial Statements: in Note 1 ‘Accounting policies’.

3. Segment Information

Citycon’s business consists of the regional business units Finland, Sweden and Baltic Countries and New Business.

In Citycon’s reporting, Kista Galleria is treated as a joint venture and the shopping centre’s result or fair value will not impact on the turnover, net rental income or fair value of investment properties of the group. Kista Galleria is consolidated in Citycon’s financial statements based on the equity method, meaning that Citycon’s share of Kista Galleria’s profit for the period is recognised in the line ‘Share of result in joint ventures’ in the statement of comprehensive income and Citycon’s share of Kista Galleria’s total assets is recognised in the line ‘Investments in joint ventures’ in the statement of financial position. In addition, the management fee received by Citycon is reported in the line ‘other operating income and expenses’ and the interest income on the shareholder loan is reported in ‘net financial income and expenses’. Kista Galleria contributed to the IFRS based profit for the period by approximately EUR 12.3 million in Q1–Q2. Citycon’s management and Board of Directors also follow the performance of Kista Galleria as if it were fully consolidated with Citycon’s net rental income and operating profit. Therefore, in the segment information numbers of Sweden are presented with (Segments) and without (IFRS) Kista Galleria.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	25

			Change-	Q1–Q2/	Q1–Q2/	Change-
EUR million	Q2/2014	Q2/2013%		2014	2013	%	2013
Turnover
Finland	37.3	37.4	-0.5	74.4	75.4	-1.2	150.4
Sweden	25.7	26.9	-4.5	51.1	54.4	-6.0	107.8
Baltic Countries and New Business	9.2	8.3	10.6	18.5	17.1	8.2	34.9

Total Segments	72.2	72.7	-0.7	144.1	146.8	-1.9	293.1

Reconciliation to IFRS	-10.3	-11.1	-6.7	-20.9	-22.3	-6.3	-44.5

Total IFRS	61.9	61.6	0.4	123.2	124.5	-1.1	248.6

Sweden IFRS	15.4	15.8	-2.9	30.2	32.1	-5.7	63.3
Net rental income
Finland	26.0	26.1	-0.4	50.4	50.3	0.2	103.5
Sweden	17.7	18.3	-3.1	34.4	35.8	-3.7	71.7
Baltic Countries and New Business	7.0	6.2	12.2	14.0	12.7	10.4	25.6

Total Segments	50.7	50.6	0.2	98.8	98.7	0.1	200.9

Reconciliation to IFRS	-7.3	-7.9	-7.7	-14.8	-15.7	-5.9	-32.0

Total IFRS	43.4	42.7	1.6	84.0	83.0	1.3	168.9

Sweden IFRS	10.4	10.4	0.4	19.7	20.1	-2.0	39.7

			Change-	Q1–Q2/	Q1–Q2/	Change-
EUR million	Q2/2014	Q2/2013%		2014	2013	%	2013
EPRA Operating profit
Finland	25.4	25.3	0.3	49.4	48.7	1.4	100.3
Sweden	16.5	17.0	-2.4	32.3	32.9	-1.9	65.6
Baltic Countries and New Business	6.8	6.0	12.1	13.6	12.3	10.9	24.8
Other	-3.1	-3.1	-2.0	-6.5	-6.0	7.5	-12.0

Total Segments	45.6	45.2	1.0	88.7	87.8	1.1	178.7

Reconciliation to IFRS	-7.0	-7.4	-5.6	-14.0	-14.6	-4.1	-29.6

Total IFRS	38.6	37.8	2.3	74.7	73.2	2.1	149.1

Sweden IFRS	9.6	9.6	0.0	18.3	18.3	-0.1	36.0
Net fair value losses/gains on investment property
Finland	-4.0	2.6	—	1.7	10.9	-84.3	2.3
Sweden	2.6	0.9	196.7	18.5	3.6	408.8	10.9
Baltic Countries and New Business	5.2	1.7	214.6	8.5	2.4	254.4	15.8

Total Segments	3.9	5.1	-24.5	28.7	16.9	69.9	28.9

Reconciliation to IFRS	-2.4	-1.8	34.0	-15.3	-1.8	—	-2.8

Total IFRS	1.4	3.3	-56.3	13.4	15.1	-11.5	26.1

Sweden IFRS	0.2	-0.9	—	3.1	1.8	71.8	8.1
Operating profit/loss
Finland	21.1	27.8	-24.1	51.1	59.4	-13.9	102.4
Sweden	19.2	17.5	9.5	50.7	35.9	41.0	77.5
Baltic Countries and New Business	12.0	7.7	55.9	22.1	14.7	50.8	40.6
Other	-3.1	-3.1	-2.0	-6.5	-6.1	7.4	-12.0

Total Segments	49.2	49.9	-1.4	117.4	103.9	13.0	208.4

Reconciliation to IFRS	-9.4	-9.2	2.2	-29.4	-16.4	78.7	-32.4

Total IFRS	39.8	40.7	-2.2	88.0	87.5	0.6	176.0

Sweden IFRS	9.8	8.3	17.7	21.3	19.5	9.3	45.1

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	26

EUR million	30 June 2014	30 June 2013	Change-%	31 December 2013
Assets
Finland	1,704.7	1,676.1	1.7	1,686.3
Sweden	1,263.2	1,261.7	0.1	1,271.2
Baltic Countries and New Business	352.5	324.0	8.8	343.2
Other	325.3	256.8	26.6	216.0

Total Segments	3,645.6	3,518.7	3.6	3,516.7

Reconciliation to IFRS	-545.6	-534.7	2.0	-541.3

Total IFRS	3,100.0	2,983.9	3.9	2,975.4

Sweden IFRS	717.6	727.0	-1.3	729.9
Liabilities
Finland	13.3	57.3	-76.8	15.5
Sweden	26.3	25.3	4.0	49.3
Baltic Countries and New Business	21.1	20.8	1.6	21.0
Other	1,518.4	1,625.5	-6.6	1,566.4

Total Segments	1,579.1	1,728.9	-8.7	1,652.2

Reconciliation to IFRS	-12.9	-17.8	-27.6	-17.5

Total IFRS	1,566.2	1,711.1	-8.5	1,634.7

Sweden IFRS	13.4	7.5	78.7	31.8

The change in segment assets was due to the fair value changes in investment properties as well as investments and disposals.

4. Property Operating Expenses

EUR million	Q2/2014	Q2/2013	Change- %	Q1–Q2/ 2014	Q1–Q2/ 2013	Change- %	2013
Heating and electricity expenses	4.8	5.2	-7.4	12.1	13.7	-11.2	25.1
Maintenance expenses	6.1	6.3	-2.3	12.1	12.7	-4.9	25.4
Land lease fees and other rents	0.5	0.5	-4.3	0.9	0.9	-2.4	1.8
Property personnel expenses	0.7	0.9	-22.2	1.3	1.3	-0.9	2.7
Administrative and management fees	0.6	0.7	-13.3	1.2	1.5	-14.0	3.1
Marketing expenses	1.3	1.3	-0.1	2.5	2.6	-1.8	5.6
Property insurances	0.1	0.1	15.2	0.3	0.3	-0.8	0.5
Property taxes	1.8	1.8	2.0	3.7	3.6	1.2	7.1
Repair expenses	1.9	1.8	4.7	4.0	4.2	-5.8	6.7
Other property operating expenses	0.2	0.1	54.2	0.4	0.2	72.4	0.5

Total	18.1	18.8	-3.4	38.5	41.0	-6.0	78.4

Two properties generated no income during the first six months of 2014 (in 2013 two properties), while these generated expenses of EUR 0.0 million (EUR 0.1 million)

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	27

5. Earnings per Share

	Q1–Q2/ 2014	Q1–Q2/ 2013	Change- %	2013
Earnings per share, basic
Profit/loss attributable to parent company shareholders, EUR million	46.6	27.8	67.7	93.1
Issue-adjusted average number of shares, million 1)	451.8	410.6	10.0	426.8
Earnings per share (basic), EUR 1)	0.10	0.07	52.4	0.22
Earnings per share, diluted
Profit/loss attributable to parent company shareholders, EUR million	46.6	27.8	67.7	93.1
Expenses from convertible capital loan, the tax effect deducted (EUR million)	—	1.1	—	1.3
Profit/loss used in the calculation of diluted earnings per share (EUR million)	46.6	28.9	61.2	94.4
Issue-adjusted average number of shares, million 1)	451.8	410.6	10.0	426.8
Convertible capital loan impact, million	—	10.3	—	6.0
Adjustment for stock options, million	0.5	—	—	—
Average number of shares used in the calculation of diluted earnings per share, million	452.3	420.9	7.5	432.8
Earnings per share (diluted), EUR 1)	0.10	0.07	50.0	0.22

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue executed in June 2014 and rights issue to be executed in July 2014.

6. Investment Properties

Citycon divides its investment properties into two categories: Investment Properties Under Construction (IPUC) and Operative Investment Properties. On 30 June 2014, the first mentioned category included IsoKristiina in Finland, as well as Stenungs Torg in Sweden. On 30 June 2013, the first mentioned category included IsoKristiina in Finland as well as Åkermyntan Centrum in Sweden.

IPUC-category includes the fair value of the whole property even though only part of the property may be under construction.

30 June 2014 EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	96.6	2,636.8	2,733.5
Investments	11.8	17.7	29.5
Disposals	—	-3.7	-3.7
Capitalized interest	0.5	0.9	1.4
Fair value gains on investment property	1.3	34.1	35.4
Fair value losses on investment property	—	-22.0	-22.0
Exchange differences	-2.3	-22.6	-24.9
Transfers between items	-5.6	-2.1	-7.7
At period-end	102.3	2,639.1	2,741.5

30 June 2013 EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.3	1.8
Investments	5.5	24.6	30.1
Disposals	-18.2	-1.6	-19.8
Capitalized interest	0.3	0.7	1.0
Fair value gains on investment property	—	32.2	32.2
Fair value losses on investment property	-0.6	-16.5	-17.1
Exchange differences	-0.4	-16.0	-16.4
Transfers between items	-139.2	124.6	-14.7
At period-end	44.4	2,666.8	2,711.3

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	28

31 December 2013 EUR million	Investment properties under construction (IPUC)	Operative investment properties	Investment properties, total
At period-start	195.7	2,518.5	2,714.2
Acquisitions	1.5	0.5	2.0
Investments	8.3	64.6	72.9
Disposals	-18.3	-18.7	-37.0
Capitalized interest	0.2	2.5	2.6
Fair value gains on investment property	0.3	61.0	61.2
Fair value losses on investment property	-0.4	-34.8	-35.2
Exchange differences	-0.6	-22.5	-23.1
Transfers between items	-92.2	68.0	-24.2
At period-end	94.4	2,639.0	2,733.5

An external professional appraiser has conducted the valuation of the company’s investment properties with a net rental income based cash flow analysis. Market rents, occupancy rate, operating expenses and yield requirement form the key variables used in the cash flow analysis. The segments’ yield requirements and market rents used by the external appraiser in the cash flow analysis were as follows:

	Weighted average yield requirement, %			Weighted average market rents, EUR/m²
	30 June 2014	30 June 2013	31 December 2013	30 June 2014	30 June 2013	31 December 2013
Finland	6.2	6.2	6.2	26.8	26.1	26.4
Sweden	5.9	6.0	5.9	24.7	25.2	25.3
Baltic Countries and New Business	7.3	7.6	7.3	20.4	20.2	20.4
Average	6.2	6.3	6.3	25.4	25.1	25.3

7. Investment Properties Held for Sale

On 30 June 2014, the Investment Properties Held for Sale comprised residential units in Stenungs Torg in Sweden and one residential property in Finland. These transactions are expected to be finalised during third quarter in 2014. On 31 December 2013, the Investment Properties Held for Sale comprised one property located in Finland. This transaction was finalised February 2014.

EUR million	30 June 2014	30 June 2013	31 December 2013
At period-start	2.3	5.4	5.4
Disposals	-2.3	-13.5	-15.2
Exchange differences	0.0	0.0	—
Transfers from investment properties	7.7	14.7	12.1
At period-end	7.7	6.6	2.3

8. Cash and Cash Equivalents

EUR million	30 June 2014	30 June 2013	31 December 2013
Cash in hand and at bank	22.1	73.8	38.0
Other bank deposits	116.9	0.0	0.0

Total	138.9	73.8	38.0

Cash and cash equivalents in the cash flow statement comprise the items presented above. Other bank deposits consists of the proceeds from the rights issue received by the end of June that have not yet been released to the Company, and pledged cash accounts related to rental guarantees and redevelopment projects.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	29

9. Fair Values of Financial Assets and Liabilities

Classification of financial instruments and their carrying amounts and fair values

	30 June 2014		30 June 2013		31 December 2013
EUR million	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
I Financial assets at fair value through profit and loss
Derivative financial instruments	5.7	5.7	3.3	3.3	2.4	2.4
Financial liabilities
I Financial liabilities amortised at cost
Loans
Loans from financial institutions	644.5	647.0	850.5	854.3	806.1	809.6
Convertible capital loan 1/2006	—	—	39.7	39.8	—	—
Bond 1/2009	23.1	23.1	23.0	23.1	23.0	23.1
Bond 1/2012	138.1	138.4	138.0	138.4	138.0	138.4
Bond 1/2013	495.4	500.0	495.0	500.0	495.0	500.0
II Financial liabilities at fair value through profit and loss
Derivative financial instruments	5.4	5.4	1.7	1.7	3.4	3.4
III Derivative contracts under hedge accounting
Derivative financial instruments	17.9	17.9	31.0	31.0	28.9	28.9

The principles for determining the fair values of financial instruments

Citycon applies IFRS valuation principles when determining the fair value of financial instruments. The following presents the principles for determining the fair values of all financial assets and liabilities.

Derivative financial instruments

Derivative financial instruments are initially measured at cost in the statement of financial position and subsequently re-measured at their fair value on each balance-sheet date. The fair value of interest rate swaps is calculated using the present value of estimated future cash flows. The fair value of Citycon’s interest rate derivatives is determined by the counterparty banks based on customary valuation techniques used by market participants in the OTC derivative market. An interest rate curve is determined based on observable market rates. The curve is used to determine future interest payments, which are then discounted to present value.

The fair value of a forward agreement is based on the difference between the exchange rate of the agreement and the prevailing exchange rate fixing on each balance-sheet date as well as the currency basis spreads between the respective currencies. The fair value of derivative financial instruments is the estimated amount that Citycon would receive or pay to settle the related agreements. The fair value of foreign exchange derivative contracts is based on quoted market prices.

The fair value of both interest rate and foreign exchange derivative financial instruments corresponds to level 2 of the fair value hierarchy according to IFRS13.72-90. For financial instruments that are recognised at fair value on a recurring basis, Citycon determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the period there was no transfers between the levels of the fair value hierarchy.

Loans from financial institutions

Citycon’s loans from financial institutions are floating rate loans which have a fair value equal to the nominal amount of the loan. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees of the loans. The fair value of loans from financial institutions corresponds to level 2 according to IFRS13.72-90.

Bond 1/2009, bond 1/2012 and bond 1/2013

The bonds 1/2009, 1/2012 and 1/2013 are fixed rate loans which has fair values equal to the nominal amount of the loans. The difference between the fair value and carrying amount is the unamortised capitalised arrangement fees for the bonds and for the 1/2013 bond also the unamortised reoffer discount. The fair value of the bonds corresponds to level 1 according to IFRS13.72-90.

CITYCON OYJ | INTERIM REPORT FOR 1 JANUARY–30 JUNE 2014	30

10. Derivative Financial Instruments

	30 June 2014		30 June 2013		31 December 2013
EUR million	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
Interest rate derivatives
Interest rate swaps
Maturity:
less than 1 year	80.1	-0.7	25.0	-0.7	108.0	-1.8
1-2 years	32.7	-1.3	83.7	-1.8	65.0	-2.6
2-3 years	80.4	-4.2	99.2	-4.1	162.1	-9.4
3-4 years	129.9	-9.8	156.7	-10.4	140.3	-9.1
4-5 years	77.2	-7.2	112.7	-7.6	100.7	-6.1
over 5 years	—	—	103.5	-6.4	—	—

Subtotal	400.4	-23.2	580.7	-31.0	576.1	-28.9

Foreign exchange derivatives
Forward agreements
Maturity:
less than 1 year	312.2	5.6	438.5	1.6	421.9	-0.9

Total	712.6	-17.6	1,019.3	-29.4	997.9	-29.8

The fair value of derivative financial instruments represents the market value of the instrument with prices prevailing at the end of the period. Derivative financial instruments are used in hedging the interest rate risk of the interest bearing liabilities and foreign currency risk.

The fair values include foreign exchange rate gain of EUR 5.7 million (gain EUR 1.8 million) which is recognised in the statement of comprehensive income under net financial income and expenses.

Hedge accounting is applied for interest rate swaps which have nominal amount of EUR 327.2 million (EUR 580.7 million). The change in fair values of these derivatives (net of taxes), EUR 8.8 million (EUR 36.4 million) is recognised under other comprehensive income, taking the tax effect into account. In addition, EUR -2.2 million (EUR 0.9 million) have been recognised in ‘Share of other comprehensive income of joint ventures’ from interest rate swaps hedging the Kista Galleria loan.

At the end of Q2 2014 the company also held interest rate derivatives to a nominal amount of EUR 73.2 million which are no longer under hedge accounting because they will be closed during July 2014. The fair value of these interest rate derivatives amounted to
EUR -5.3 million.

11. Dividends and Return from the Invested Unrestricted Equity Fund

In accordance with the proposal by the Board of Directors, the Annual General Meeting held on 19 March 2014 decided on a dividend of EUR 0.03 per share for the financial year 2013 (EUR 0.04 for the financial year 2012) and EUR 0.12 per share was decided to be returned from the invested unrestricted equity fund (EUR 0.11 for the financial year 2012). Dividend and equity return of EUR 66.2 million in total for the financial year 2013 (EUR 49.0 million for the financial year 2012) were paid on 31 March 2014.

12. Loans

During the second quarter of 2014 the company issued commercial paper for an amount of EUR 76.0 million and repaid commercial paper of EUR 69.1 million.

During the period, repayments and prepayments of bank term loans debt amounting to EUR 184.2 million were made with the proceeds from the directed share issue and in line with repayment terms.

On top of the financial covenants, Citycon’s debt financing agreements have other customary restrictive clauses. These include negative-pledge and change-of-control clauses. With respect to the negative pledge, Citycon’s loan agreements limit the maximum amount of secured indebtedness to 7.5% of the total financial indebtedness of the group. Change of control provisions are associated with a situation wherein a person or group of persons acting in concert would hold more than 50% of the voting rights of Citycon and such change of control would, (i) in respect of the debt financing agreements, impose an obligation for the company to commence negotiations with the relevant lenders on an alternative basis for the continuation of financing or, alternatively, to repay the loans in question and, (ii) in respect of the debt securities, entitle the debt security holders to require the company to redeem such securities. Both clauses are subject to the applicable grace periods and possible waivers.

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13. Contingent Liabilities

EUR million	30 June 2014	30 June 2013	31 December 2013
Mortgages on land and buildings	—	10.5	10.3
Bank guarantees	52.0	74.5	79.5
Capital commitments	215.5	248.9	213.8

On 30 June 2014, Citycon had capital commitments of EUR 215,5 million (EUR 248.9 million) relating mainly to on-going (re)development projects.

Citycon owns 50% of Kista Galleria joint venture. Shares in the joint venture have been pledged as security for the loans of the joint venture.

14. Related Party Transactions

Citycon Group’s related parties comprise the parent company Citycon Oyj and its subsidiaries, associated companies, minority companies; Board members; CEO; Corporate Management Committee members; and Gazit-Globe Ltd., whose shareholding in Citycon Oyj accounted for 41.9% on 30 June 2014 (30 June 2013: 49.3%). During the first half in 2014, Citycon had no significant transactions with Gazit-Globe Ltd. During the comparison period, Citycon issued approximately 114 million new shares in a rights issue (March 2013), raising approximately EUR 200 million gross proceeds in new equity. Gazit-Globe Ltd. subscribed 56.1 million shares in this rights issue.

15. Key Figures

	Q1–Q2/2014	Q1–Q2/2013	Change-%	2013
Operating profit, EUR million	88.0	87.5	0.6	176.0
% of turnover	71.5	70.2		70.8
Profit/loss before taxes, EUR million	55.0	30.3	81.3	90.1
Earnings per share (diluted), EUR 1)	0.10	0.07	50.0	0.22
Equity per share, EUR	2.85	2.78	2.4	2.92
Loan to Value (LTV), % 2)	39.8	51.3	—	49.3
Net interest-bearing debt (fair value), EUR million	1,169.7	1,482.1	-21.1	1,433.3
Personnel (at the end of the period)	142	127	11.8	127

1)	Result per share key figures have been calculated with the issue-adjusted number of shares resulting from the directed share issue to be executed in June 2014 and rights issue to be executed in July 2014.
2)	Citycon changed the reporting of LTV in the first quarter of 2014 by including also ‘Investments in joint ventures’ in the investment properties. The change has been applied also to the comparison periods.

The formulas for key figures can be found from the 2013 annual financial statements.

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Report on Review of Citycon Oyj’s Interim Financial Information for the period January 1–June 30 2014

To the Board of Directors of Citycon Oyj

Introduction

We have reviewed the accompanying consolidated condensed statement of financial position of Citycon Oyj as of June 30, 2014 and the related condensed statement of comprehensive income, condensed statement of changes in shareholders’ equity, and condensed cash flow statement for the six-month period then ended, and explanatory notes prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. The Board of Directors and the Managing Director are responsible for the preparation and fair presentation of interim financial information in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements ISRE 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.” A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not give a true and fair view of the financial position of the entity as at June 30, 2014, and of its financial performance and its cash flows for the six-month period then ended in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and in accordance with other laws and regulations governing the preparation of the interim financial information in Finland.

July 9, 2014

ERNST & YOUNG OY

Authorized Public Accountants

Mikko Rytilahti, Authorized Public Accountant

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